JONES DAY

06013873

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

Direct Number: (216) 586-7314
kjcorrigan@jonesday com

JP412523:1418885
930210-005011

File No. 82-3349

May 23, 2006

SEC MAIL PROCESSING RECEIVED MAY 24 2006 WASH, D.C. 192 SECTION

VIA HAND DELIVERY

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

5/31

CLI-1418885v1

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Ms. Jenny Owen (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)
Mr. Louis Rorimer (Jones Day – Cleveland) (w/o encl)

For immediate release 30 March 2006

Bespak plc

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:	**Bespak plc**
2. Name of scheme:	**Bespak 1996 Savings Related Share Option Scheme**
3. Period of return:	From **30 September 2005** to **30 March 2006**
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:	**400,000**
5. Number of shares issued/allotted under scheme during period:	**NIL**
6. Balance under scheme not yet issued/allotted at end of period:	**400,000**
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	**400,000 Ordinary on 22 March 2000**
Please confirm total number of shares in issue at the end of the period in order for us to update our records:	**28,020,568**
Contact for queries:	**Jenny Owen**

Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: **Jenny Owen**

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at www.Bespak.com

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Company Share Option Scheme**

3. Period of return: **From 25 October 2005 to 26 April 2006**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **43,422**

5. Number of shares issued/allotted under scheme during period: **Nil**

6. Balance under scheme not yet issued/allotted at end of period: **43,422**

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: **50,000 Ordinary shares on 25 April 1997**

Please confirm total number of shares in issue at the end of the period in order for us to update our records: **28,020,568**

Contact for queries: **Jenny Owen**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS**

Name of person making return: **Jenny Owen, Company Secretary**

Telephone: **01908 525211**

For more information on the Bespak Group please visit our Website at www.Bespak.com

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: From **23 October 2005** to **23 April 2006**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **17,272**

5. Number of shares issued/allotted under scheme during period: **6,024**

6. Balance under scheme not yet issued/allotted at end of period: **11,248**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: **50,000 Ordinary on 16 April 1997**

Please confirm total number of shares in issue at the end of the period in order for us to update our records **28,020,568**

Contact for queries: Jenny Owen

Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return:

Jenny Owen

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at www.Bespak.com

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	9,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£4.43		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) MR JAMES PHILLIPS Address 60 ROYDON ROAD DISS, NORFOLK UK Postcode IP22 LW	Class of shares allotted ORDINARY	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date *11. 5. 06*

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss Jenny Owen, Bespak PLC, Blackhill Drive, Featherstone Rd
Wolverton Mill South, Milton Keynes Bucks
Tel 01908 525211
DX number DX exchange

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	900		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A51 *A5BUWDLF* 340
COMPANIES HOUSE 10/03/2006

When you have completed and signed the form send it to he Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 406711

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Valerie Dalgarno	Class of shares allotted £0.10 ORDINARY	Number allotted 900
Address 22 Town Close, East Winch, King's Lynn, Norfollk		
UK postcode PE22 1NT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 8. 3. 06.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel
DX number DX exchange

BLUEPRINT 2000

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 406711

Company name in full Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	225		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

AZR5ICOP A16 COMPANIES HOUSE 668 07/02/2006

rge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Adrian Caley Address 20 Cameron Close, Heacham, King's Lynn UK Postcode PE31 7LF	Class of shares allotted £0.10 Ordinary	Number allotted 225
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed Matthew J [signature] Date 6/2/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD,
WOLVERTON MILL SOUTH, MILTON KEYNES,
BUCKS, MK12 5TS Tel
DX number DX exchange

Regulatory Announcement

Go to market news section

Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Director/PDMR Shareholding
Released	10:04 10-Jan-06
Number	6910W

bespak

RNS Number:6910W
Bespak PLC
10 January 2006

For immediate release 10 January 2006

Bespak Share Incentive Plan

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Bespak plc was notified on 9th January 2006 that on 9th January 2006 Capita IRG Trustees Limited, the independent trustee of the Bespak Share Incentive Plan, acquired the following number of Bespak ordinary shares at £5.15 per share on behalf of the following persons discharging managerial responsibility:

J Barry	24
A L Clark	24
C M Hall	24

This announcement is made in accordance with Disclosure Rule 3.1.4R(1).

Matthew Lobo
Company Secretary

01908 525211

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full BESPAK PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	01	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25,500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.43		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: ALEXANDRA LOUISE SCOTT	Class of shares allotted: ORDINARY	Number allotted: 25,500
Address: 2 MANOR CLOSE BEVERLEY EAST YORKSHIRE		
UK postcode: HU17 7BP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/1/08

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES MK12 5TS

DX number DX exchange

BLUEPRINT 2000

Regulatory Announcement

Go to market news section

Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	17:49 06-Jan-06
Number	6101W

RNS Number:6101W
Bespak PLC
06 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Bespak plc

2. Name of shareholder having a major interest: Aviva and its subsidiaries.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: As in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Morley Fund Management Limited:

BNY Norwich Union Nominees Limited	277,129*
Chase GA Group Nominees Limited	1,064,717*
CUIM Nominee Limited	312,762*

* denotes beneficial interest.

5. Number of shares / amount of stock acquired: N/A.

6. Percentage of issued class: N/A.

7. Number of shares / amount of stock disposed: N/A

8. Percentage of issued class: N/A

9. Class of security: Ordinary

10. Date of transaction: N/A.

11. Date company informed: 05/01/06.

12. Total holding following this notification: 1,663,608*.

* beneficial interest only.

13. Total percentage holding of issued class following this notification: 5.95%

14. Any additional information: 27,984,673 shares in issue.

15. Name of contact and telephone number for queries: Matthew Lobo, 01908-525211

16. Name and signature of authorised company official responsible for making

this notification: Matthew Lobo

Date of notification: 05/01/06

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Regulatory Announcement

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Free annual report

bespak

Company	Bespak PLC
TIDM	BPK
Headline	Notification of Shares
Released	14:41 04-Jan-06
Number	4476W

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: **Bespak plc**

2. Name of shareholder having a major interest: **Trustees of BT Pension Scheme, Hermes Assured Limited.**

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: **Shareholder named above.**

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

(a) BriTel Fund Nominees Limited – 858,856.
(b) Chase Nominees Limited – 218,664.

5. Number of shares / amount of stock acquired: **Not stated.**

6. Percentage of issued class: **Not stated.**

7. Number of shares / amount of stock disposed: **N/A**

8. Percentage of issued class: **N/A**

9. Class of security: **Ordinary.**

10. Date of transaction: **Not stated.**

11. Date company informed: **28/12/05.**

12. Total holding following this notification: **1,077,520.**

13. Total percentage holding of issued class following this notification:

(a) BriTel Fund Nominees Limited – 3.069%
(b) Hermes Assured Limited – 0.781%

Total - 3.850%

14. Any additional information: **The change in these share interests has arisen as a result of the issued share capital of the company having increased to 27,984,673.**

15. Name of contact and telephone number for queries: **Matthew Lobo, Company Secretary 01908-525211**

Regulatory Announcement

Go to market news section

Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Notification of Shares
Released	14:39 04-Jan-06
Number	4473W

bespak

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: **Bespak plc**

2. Name of shareholder having a major interest: **Trustees of BT Pension Scheme, Hermes Assured Limited.**

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: **Shareholder named above.**

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

(a) BriTel Fund Nominees Limited – 858,856.
(b) Chase Nominees Limited – 218,664.

5. Number of shares / amount of stock acquired: **Not stated.**

6. Percentage of issued class: **Not stated.**

7. Number of shares / amount of stock disposed: **N/A**

8. Percentage of issued class: **N/A**

9. Class of security: **Ordinary.**

10. Date of transaction: **Not stated.**

11. Date company informed: **21/12/05.**

12. Total holding following this notification: **1,077,520.**

13. Total percentage holding of issued class following this notification:

(a) BriTel Fund Nominees Limited – 3.200%
(b) Chase Nominees Limited – 0.815%

Total - 4.015%

14. Any additional information: **N/A**

15. Name of contact and telephone number for queries: **Matthew Lobo, Company Secretary 01908-525211**

Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Notice of Results
Released	09:16 04-Jan-06
Number	4096W

For immediate release 4 January 2006

Bespak plc

NOTIFICATION OF INTERIM RESULTS

Bespak plc (LSE : BPK), a leader in specialty medical devices, will announce its Interim Results for the 26 weeks ended 29th October 2005 on Wednesday, 18th January 2006.

An analyst meeting will be held at 10.00 am on 18th January at the offices of Buchanan Communications, 45 Moorfields, London EC2Y 9AE.

For further information please call:

Buchanan Communications Tel: 020 7466 5000
Tim Thompson, Mark Court, Mary-Jane Johnson

END

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Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Acquisition & Blocklisting
Released	07:00 23-Dec-05
Number	1516W

bespak

For immediate release	23 December 2005

Bespak plc ("Bespak" or the "Company")

Block Listing of 1,141,427 ordinary shares of 10 pence each ("Ordinary Shares") and Completion of Acquisition of King Systems Corporation ("King")

Application has been made to the UK Listing Authority and the London Stock Exchange for a listing of 1,141,427 Ordinary Shares to be admitted to the Official List. These shares rank pari passu with the existing issued Ordinary Shares of the Company. Following this admission, Bespak will have 27,984,673 Ordinary Shares in issue with a further 1,588,960 admitted but not yet issued. It is expected that admission of these shares will take place today.

These Ordinary Shares are to be admitted and will be issued as part of the consideration payable in respect of the acquisition by Bespak of King.

There are no further outstanding conditions to the acquisition of King. The transaction is now complete.

Enquiries:

Bespak plc **+44 (0) 1908 525 241**
Mark Throdahl
Martin Hopcroft

Buchanan Communications **+44 (0) 20 7466 5000**
Tim Thompson
Mark Court
Mary-Jane Johnson

END

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Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Result of EGM
Released	10:28 22-Dec-05
Number	0893W

RNS Number:0893W
Bespak PLC
22 December 2005

For Immediate Release 22 December 2005

Bespak plc ("Bespak" or the "Company")
Announcement of Result of Extraordinary General Meeting ("EGM")

Bespak announces that the resolution to approve the acquisition of King Systems Corporation ("King") was passed by the Company's shareholders at the EGM held earlier today. The acquisition is expected to complete later today.

Copies of the resolution passed at the Company's EGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number 020 7676 1000), during normal business hours on any weekday (public holidays excepted).

Enquiries:

Bespak plc +44 (0) 1908 525 241
Mark Throdahl
Martin Hopcroft

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson/Mary-Jane Johnson

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	01	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	270		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: Solange Cross	Class of shares allotted	Number allotted
Address: 11 Mill View, Sedgeford, Norfolk	£0.10 ORDINARY	270
UK postcode: PE36 5NR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 27/1/86

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel

DX number DX exchange

2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	317		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£3.18		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Jonathan Wroble	Class of shares allotted £0.10 ORDINARY	Number allotted 317
Address 390 Lynn Road, Setchey, King's Lynn, Norfolk		
UK postcode PE33 0BD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 14/12/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel

DX number DX exchange

BLUEPRINT 2000

Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	DIRECTOR/PDMR Shareholding
Released	17:17 08-Dec-05
Number	3915V

bespak

For immediate release **8 December 2005**

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Bespak Share Incentive Plan

Bespak plc was notified on 8th December 2005 that on 7th December 2005 Capita IRG Trustees Limi
Bespak ordinary shares at £4.897 per share on behalf of the following persons discharging manageria

J Barry	26
A L Clark	26
C M Hall	26

This announcement is made in accordance with Disclosure Rule 3.1.4R(1).

Matthew Lobo
Company Secretary

01908 525211

END
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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Posting of Circular
Released	15:50 06-Dec-05
Number	2350V

bespak

For immediate release

6 December 2005

Bespak PLC
("Bespak")

Shareholders' Circular and Notice of Extraordinary General Meeting ("EGM")

Bespak is today posting a circular to all its shareholders (the "Circular") setting out, among other things, the details of, and actions to be taken in relation to, its proposed acquisition of King Systems Corporation (the "Acquisition") as outlined in the announcement this morning.

As described in the Circular, the Acquisition requires the approval of Bespak's shareholders at its EGM to be held at 10.00a.m. on 22 December 2005, at Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS.

A copy of the Circular which contains the notice of the EGM has been submitted to the UK Listing Authority. It will be available for inspection at both Herbert Smith, which is situated at Exchange House, Primrose Street, London EC2A 2HS and the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, tel. 020 7066 1000 from 7 December 2005.

For further information, please contact:

Bespak plc — **Tel: +44 (0) 1908 525241**
Mark Throdahl – Chief Executive
Martin Hopcroft – Group Finance Director

Buchanan Communications — **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

END

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Company	Bespak PLC
TIDM	BPK
Headline	Proposed USD95m Acquisition
Released	07:01 06-Dec-05
Number	1894V

bespak

For immediate release ***6 December 2005***

Bespak plc

Proposed US$95 million acquisition of King Systems Corporation

'A significant step in implementing Bespak's new strategy'

Summary

Bespak plc ("Bespak" or the "Company") (LSE: BPK), a leader in specialty medical devices, today announces a significant step in implementing its new strategy. The Company has agreed to acquire King Systems Corporation ("King"), a leading US supplier of disposable airway management devices with 505 employees in facilities in Indiana and Ohio, for a maximum consideration of US$95m (£54.3m), subject to shareholder approval (the "Acquisition").

Consideration

- The $95m consideration is in two parts: an initial payment of $75m in cash and $10m in new Bespak shares will be based on King attaining $9.3m adjusted EBITDA in 2005; a second payment of $10m in cash will be based on King attaining $11.0m EBITDA in 2006. The cash consideration will be funded from new borrowing facilities.

Expected benefits of the Acquisition

- King is a US medical device business highly complementary to Bespak, supplying single-use face masks, breathing circuits and laryngeal tubes used in surgery and critical care settings.

- It will bring Bespak a strengthened footprint in the US, where King enjoys good market positions and strong brand recognition.

- The acquisition helps refocus Bespak away from unpredictable pharmaceutical programmes and should provide steady cash flows.

- King's sales in 2004 were $45.1m (£25.8m). Earnings before interest, tax, depreciation and amortisation (EBITDA) were $4.9m after charging $3.3m of expenses which will not be incurred in the future.

- Key management will remain in place to assure a successful transition. Kevin Burrow, King's VP of Sales & Marketing, will become President and will report to Mark Throdahl, Bespak Chief Executive. Mr. Burrow and other members of the senior management have entered into employment contracts and are incentivised to remain with and grow the business.

Commenting on the Acquisition, Mr. Throdahl said:

"Acquiring King is an attractive first step in Bespak's strategy to diversify into medical devices sold to hospital customers. King will immediately add to Bespak's scale and provide a platform for further acquisitions in the US and Europe. King has strong market positions, a well-recognised trade name in the US and a committed management team which has built the business from scratch."

Analysts' Call

An analysts' call will be held at 10:00 am GMT on 6 December to discuss the acquisition. Please contact Tim Thompson or Eleanor Williamson on 0207 466 5000 (timt/eleanorw@buchanan.uk.com) for dial-in details. A recording of this conference call will be available from 12:30pm GMT on 6 December 2005 for 1 week. To access this recording, please dial: 0845 2455205. The code for the replay is 3040462#.

For further information, please contact:

Bespak plc **Tel: +44 (0) 1908 525241**

Mark Throdahl – Chief Executive

Martin Hopcroft – Group Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**

Tim Thompson / Mark Court / Mary-Jane Johnson

About Bespak plc

Bespak, a leader in specialty medical devices, is at the forefront of developing new delivery systems for the pharmaceutical industry. Sales in its last financial year were £79.4m and profit before tax and exceptionals was £11.5m. Bespak's product range includes metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK, is a public company quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

About King Systems Corporation

King Systems, a leading US supplier of disposable airway management products, is based in Indianapolis, Indiana. The company has a wide range of disposable face masks, breathing circuits and laryngeal tubes used to maintain the patient's airway in critical care settings such as during general anaesthesia or in intensive care units. 90% of King's sales are in the USA, where King sells through a 35-person sales force calling on anaesthetists, hospitals and hospital purchasing networks. It also has distributors in Canada, Mexico, South America, Europe and the Asia Pacific region. For more information, please visit www.Kingsystems.com.

This summary should be read in conjunction with the full text of the following announcement.

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the future earnings per share or profits of Bespak will necessarily be greater than the historic published earnings per share.

Introduction

Bespak announces that it has agreed to acquire King Systems Corporation for a maximum consideration of $95 million (£54.3 million). An initial payment of $85 million (less net debt to be assumed by Bespak) will be made at Completion (expected to be by 23 December 2005) payable as to $75 million in cash and $10 million in new Bespak shares. In addition, a cash payment of up to a maximum of a further $10 million may be made based on the US EBITDA performance of King for the 12 months ending 31 December 2006. If US EBITDA (adjusted as explained below) of King for calendar 2005 is less than $9.3 million, the purchase price will be reduced by up to $10 million.

King is a leading supplier of disposable airway management devices used in surgery and critical care settings in the US. It supplies single use face masks, breathing circuits and laryngeal tubes in the anaesthesia disposables market, which has been estimated in a report by Health Advances, LLC, dated 4 October 2005, to be US$275 million in the US and approximately US$500 million globally. The Acquisition will immediately improve Bespak's scale, as well as providing a platform for further acquisitions in the US and Europe. In addition, King will give Bespak access to a growing segment of the critical care market through a company with a strong market share position and well-recognised trade name in the US, and an established and committed management team. The Acquisition reflects the implementation of the strategy previously communicated to Bespak shareholders. The Acquisition is expected to be earnings enhancing for Bespak before amortisation of goodwill and intangibles and before exceptional items in the first twelve months of ownership.

In view of the size of the Acquisition, it is subject to the approval of Bespak Shareholders at an EGM. A circular and formal notice to convene the EGM to seek shareholders' approval for the Acquisition will be posted to shareholders shortly.

Information on King

King is a private company which was founded in 1977. The company has 505 employees and is based in Indianapolis, Indiana, the 12th largest city in the US. In 2004, King's sales were $45.1 million (£25.8 million), EBITDA was $4.9 million and EBIT was $3.9 million. However, under the Acquisition Agreement, the Vendors have agreed that certain expenses which totalled $3.3 million in 2004, which were taken into account in calculating these EBITDA and EBIT figures, will not be incurred in future years. These included $2.8 million being the excess of the Vendors' salaries incurred in 2004 over the aggregate of $0.75 million which the Vendors will be paid following Completion, $0.2 million in respect of certain Vendors' benefits and $0.3 million in respect of entertainment suites at sports stadia.

King's established product lines consist of disposable anaesthesia masks and breathing circuits. In both product lines, King is one of three US market leaders, with each of the three companies having broadly comparable market shares.

Over the last year King has also introduced two new product lines to the US market, a laryngeal tube and a dental mask. Sales of the two new product lines in 2005 have been low as initial penetration of new market sectors has been taking place, but prospects for future sales are encouraging. Whilst competitors in the laryngeal tube market include the companies that King competes with for mask and circuit sales, the principal competing product is made by a company that is only involved in the sale of airway management devices.

King sells in the US through a 35-person sales force which calls on anaesthetists, hospitals and hospital purchasing networks to sell its products. Products are physically delivered to end user customers via a network of national medical supply distributors. It also has distributors in Canada, Mexico, South America, Europe and the Asia Pacific region. King has a 125,000 square foot freehold office and manufacturing facility in Indianapolis, and a 35,000 square foot leased manufacturing facility in Kent, Ohio called H&M Rubber (**"H&M"**), which supplies components for King's anaesthesia masks and breathing circuit kits.

Background to and reasons for the Acquisition

Bespak's strategy is to capitalise on its position as a leading manufacturer of specialty medical devices by growing organically and by acquisition, thus building a strong and consistent sales and earnings track record. Bespak's objective is to broaden its customer base beyond pharmaceutical companies by targeting acquisitions in specialty medical device businesses which sell to clinicians in health care institutions and which also play to Bespak's strengths in regulated product development, precision moulding and automated assembly.

King fits this profile very well. It is of comparable underlying profitability to Bespak's current Respiratory and Device & Manufacturing Services (DMS) businesses. It has characteristics closely related to Bespak's core respiratory business with considerable manufacturing similarities. Once it has been absorbed, Bespak will target bolt-on acquisitions in the same sector.

By pursuing this acquisition strategy, the Directors believe that Bespak can develop greater control of its sales and earnings growth. Bespak's existing Respiratory and DMS businesses have products which are specified in customers' regulatory filings and are usually sole-sourced in long-lived drug franchises. As such, it is

difficult to predict the introduction dates for new products, and revenues are vulnerable to order pattern changes by large customers.

The Directors have concluded that King represents an attractive acquisition opportunity for Bespak. King is a well established business with good market positions and brand recognition in the US, and a record of strong underlying margins and strong cash generation. King's manufacturing facilities are very similar to Bespak's although the potential savings from manufacturing synergies have not been included in the financial assumptions associated with this transaction; no disruptive restructuring is anticipated.

Benefits of the Acquisition

The Directors consider that the principal benefits of the Acquisition are as follows:

- **Adjacent business:** King manufactures single use, disposable specialty devices that transport anaesthesia gases and oxygen to and from the patient, and maintain the patient's airway, in critical care settings. King's business is, therefore, adjacent to Bespak's existing core businesses as a leading supplier of devices for delivering drugs to the lungs.

- **Growing company:** King's sales have been stable in recent years. Recently, sales have grown as a result of sales initiatives and market share gains in its core masks and circuits business, as well as by market adoption of newly introduced products, in particular a new family of breathing circuits, completely new product lines of laryngeal tubes for both acute and emergency applications and dental anaesthesia masks.

- **Growing market:** the US healthcare market is in a long term growth phase, driven by a longer living and more health conscious population and advances in medical technologies which together are increasing spending on healthcare at a rapid rate. King benefits from this trend because of the increase it is producing in the number of surgical procedures carried out, two thirds of which involve the use of a general anaesthetic. In addition, clinicians' concerns about patient safety, and patients' desire for more comfortable procedures, are increasing demand for airway management devices such as King's recently launched proprietary laryngeal tubes. Trends in the US are also reflected in other countries, although the US is currently the most advanced market in the world in terms of single use devices.

- **Manufacturing adjacencies:** King relies on the same competencies required by Bespak's products: regulated product development, precision moulding, extrusion and high speed automated assembly. Quality systems and regulatory expertise are also required. King's mould tool design and manufacturing capability directly complements Bespak's needs. Bespak's expertise in Six Sigma and automated manufacturing will be available to increase King's manufacturing productivity. There are opportunities for expanding King's manufacturing in Bespak's European facilities and expanding Bespak's manufacturing in King's facilities, with cost reductions through resultant scale economies.

- **Scale:** At approximately $45.1 million (£25.8 million), with further growth being experienced to date in 2005, and EBITDA in 2004 being $4.9 million (prior to any adjustment for the non-recurring expenses totalling $3.3 million), King will have a significant impact on Bespak's financial position, while being of a size that can be managed by the existing Bespak corporate team.

- **Management:** King has a committed management team which shares Bespak's management values and has agreed to remain post-acquisition.

- **Platform for follow-up acquisitions:** The anaesthesia disposables and related respiratory care devices markets are large and fragmented. There are companies with relevant product lines and/or regional sale channels in the US and Europe that would complement King's US position. Where appropriate, and following the successful integration of King, Bespak plans to pursue these opportunities and build an international position in medical disposables for anaesthesia and respiratory care.

- **Geographical expansion:** King's principal market at present is the US. Healthcare market

adoption of disposable anaesthesia delivery systems and airway management devices is increasing in other countries, as a result of growing appreciation of their benefits compared with re-usable devices, particularly in terms of hygiene and patient safety. Bespak believes that there are opportunities to grow the sales of King by expanding overseas sales capabilities, and that it has the experience to help King to achieve greater export revenues.

Financial information on King

Summary financial information on King for the three years ended 31 December 2004 is as follows:

	Year ended 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	US$ million	**US$ million**	**US$ million**
Turnover..	37.7	43.6	45.1
EBIT...	3.0	3.2	3.9
Profit Before Tax...	2.7	2.7	3.3

Gross assets as at 31 December 2004 were $24.1 million, net assets were $10.0 million and net debt was $9.7 million. The level of compensation and expenses paid to the management shareholders of King has historically reflected its status as a private company. Future compensation levels have been agreed with the Vendors who will remain employed by King. In evaluating the Acquisition, the Directors have taken into account the fact that the excess compensation over the level which will apply after Completion, together with certain other non-recurring expenses, will not be incurred. King's reported EBITDA for 2004 was $4.9 million. However, as explained above, the Vendors have agreed that certain expenses, totalling $3.3 million, which were taken into account in calculating the 2004 EBITDA figure will not be incurred in future years.

It should also be noted that, following Completion, the King Group will incur certain additional costs which it did not have as a private company, such as the cost of the Vice President of Finance, and certain additional reporting and compliance costs, but these cannot be fully quantified in advance. These costs and certain other integration expenses are estimated at £0.5 million in the first 12 months following completion of the Acquisition.

Financial Effects of the Acquisition

The Acquisition is expected to be earnings enhancing for Bespak, before amortisation of goodwill and intangibles and before exceptional items, in the first twelve months following expected Completion. Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the future earnings per share or profits of Bespak will necessarily be greater than its historic published earnings per share or profits.

Funding of the Acquisition

The cash element of the consideration for the Acquisition will be funded from new borrowings under (i) a new $35 million term loan facility; and (ii) a new £40 million revolving credit facility, each entered into on 2 December 2005 by the Company and The Royal Bank of Scotland Plc (acting as agent for National Westminster Bank plc) and with a final maturity date falling on the fifth anniversary of the first drawdown under such facilities. Each of the facilities has been provided on a committed and underwritten basis, subject only to customary conditions for facilities of this type and for a transaction of this nature.

Terms of the Acquisition

Under the terms of the Acquisition Agreement, the Vendors have agreed to sell and Bespak has agreed to purchase 100% of the outstanding stock of King at Completion, for an aggregate consideration of $85 million (less net debt to be assumed by Bespak), of which $10 million will be paid in new Bespak shares priced over a period of twenty trading days before Completion and which the Vendors have undertaken to retain until the announcement of Bespak's preliminary results for the year ending 28 April 2007 (the **"Initial**

Consideration").

The cash element of the Initial Consideration will be adjusted on a US$ for US$ basis by the relationship between a target tangible net worth figure and the actual tangible net worth figure shown in a net asset statement as at the date of Completion.

The cash element of the Initial Consideration will also be reduced by $10.00 for each $1.00 that US EBITDA, adjusted to exclude the non-recurring expenses which in 2004 totalled $3.3 million and transaction costs in respect of the Acquisition, for the year ending 31 December 2005 falls below $9.3 million, up to a maximum reduction of $10 million.

If US EBITDA, adjusted to exclude only certain additional costs incurred by King as a result of its ownership by Bespak and an allowance for certain raw material price increases, for the year ending 31 December 2006 is greater than $9.3 million, the Initial Consideration will be increased by the amount of such excess multiplied by 5.88 up to a maximum additional consideration of $10 million .

The Acquisition Agreement is conditional on shareholder approval by Bespak Shareholders. Completion of the Acquisition is expected by 23 December 2005.

Under the terms of the Acquisition Agreement, the Vendors have given warranties and indemnities in respect of certain financial, property, licensing, pensions, employee, taxation and other matters in respect of King, subject to agreed limitations on liability. King has also agreed to various undertakings in relation to the conduct of the King business prior to Completion.

The Acquisition Agreement provides that Kevin Burrow, Bart Burrow, Bret Burrow, Kimberly Mace and Kelly Ranker, current executives of King, have each entered into an employment agreement with King, which will take effect on Completion, pursuant to which each of those executives will continue to be employed by King. The employment agreements provide that the executives will receive an aggregate annual salary of $750,000.

Management and Employees

While King has many similarities to Bespak, it serves a different market. For this reason, Bespak intends to manage King on a stand-alone basis and minimise the disruptive changes that often generate post-acquisition risk.

King's top management team will be empowered to run the business in the same way that Bespak manages its three current divisional management teams.

King has a total of 505 non-union employees, of which 415 are based in Indianapolis, Indiana and 90 in Kent, Ohio. Bespak intends to implement the Acquisition integration in a way which minimises disruption to them and to King's customer relationships.

As explained above, as part of the Acquisition documentation, the five top executives of King have entered into new employment agreements. The employment agreements extend at least until April 2007 and contain non competition and non solicitation obligations. Kevin Burrow has been Vice President Sales and Marketing of King since 1985 and will formally become President on acquisition by Bespak, having been carrying out the majority of the duties of this role for some years. He is supported by Kim Mace (Vice President of Human Resources and Customer Service), Kelly Ranker (Vice President Operations), Bart Burrow (Vice President Engineering) and Bret Burrow (Vice President Manufacturing). All of these management team members are shareholders in King and have been with the company for many years. Below the top management team are functional directors of Marketing, Research and Development, Production, Materials Management and Information Technology. The co-founder and current President of King, who has played a reducing role in the management of the business for some years, will retire at Completion.

King's new President will join the Group's three other general managers on Bespak's Operating Committee. He will report to Bespak's Chief Executive, Mark Throdahl, who will become Chairman of King's Board of Directors.

A new Vice President of Finance is being recruited to handle the increased reporting and financial

management requirements resulting from King becoming part of Bespak, and will report both to King's President and to Bespak's Group Finance Director, Martin Hopcroft. Bespak's financial reporting systems will be introduced upon Completion and can be expected to assist King's management.

Current Trading for Bespak and King and Prospects for the Enlarged Group

Bespak

In the year ended 30 April 2005, Bespak delivered increased earnings per share before exceptionals despite the anticipated normalisation of sales to its largest customer. The Company enjoyed strong growth from new products, and efficiencies improved. Bespak won three new device development projects and historically has won the majority of new valve programmes which receive regulatory approval.

On 14 November 2005, Bespak announced that trading in the first half of its current financial year was in line with its expectations. There has been replenishment of the CFC (chlorofluorocarbon) valve supply chain in the US following the FDA (Food and Drugs Administration) ruling on phase-out of CFC albuterol formulations, continuing growth in HFA (hydrofluoroalkane) valve sales and inventory building by customers of US-manufactured products in advance of closure of the Cary facility.

Bespak stated that, looking ahead, two key issues will continue to influence its performance. Firstly, customers in the US are continuing to develop their marketing plans for the replacement of CFC with HFA in albuterol formulations by December 2008. Secondly, Bespak awaits the approval of Exubera®. In September the FDA's clinical advisory panel recommended approval of Exubera® in the US, whilst in October the Committee for Medicinal Products for Human Use (CHMP) of the EMEA (European Agency for the Evaluation of Medicinal Products) recommended approval of Exubera® in Europe.

In the second half of its current financial year, Bespak expects to incur additional expenditure to strengthen the businesses, general inflationary cost pressures and reversal of inventory building by customers of previously US-manufactured products that have been transferred to the UK, which leads Bespak to be cautious in the short term. However, Bespak is increasingly confident in the prospects for growth of Exubera®.

King

Bespak is acquiring King at a time when King is experiencing good growth both from sales increases in its established product lines and from several recently introduced products, in particular a new family of breathing circuits, completely new product lines of laryngeal tubes for both acute and emergency applications and dental anaesthetic masks. Unaudited sales in the first nine months of calendar 2005 rose strongly from the same period in 2004, driven by sales of the new Flex 2 circuit products and initial sales of disposable laryngeal tubes (airway management devices) and dental anaesthesia masks.

Enlarged Group

The Directors are of the opinion that the prospects of the Enlarged Group will be enhanced by the Acquisition. King's sales have been stable in recent years. Recently, sales have grown as a result of sales initiatives and market share gains in its core masks and circuits business, as well as by market adoption of newly introduced products, in particular those listed above. Furthermore, the US healthcare market is in a long term growth phase, as explained above.

Pension Liabilities

Bespak has been granted clearance for the Acquisition by the UK pensions regulator following Bespak's agreement to pay into its defined benefit pension scheme, in addition to its normal contributions, £9 million upon completion of the Acquisition, with the remainder of the FRS deficit of £15.6 million as at 30 April 2005 being paid off over five years.

For further information, please contact:
Bespak plc — **Tel: +44 (0) 1908 525241**
Mark Throdahl – Chief Executive
Martin Hopcroft – Group Finance Director

Buchanan Communications — **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

Citigroup Global Markets Limited ("Citigroup") is acting for Bespak and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Bespak for providing the protections afforded to clients of Citigroup or for providing advice in relation to these matters.

Note: Currency conversion calculated at a rate of $:£ of 1.75:1.

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bespak

Company	Bespak PLC
TIDM	BPK
Headline	Additional Listing
Released	07:00 02-Dec-05
Number	0256V

SEC MAIL PROCESSING SECTION RECEIVED MAY 24 2006 WASH. D.C. 192

RNS Number:0256V
Bespak PLC
02 December 2005

2 December 2005

Bespak plc - Block listing of 1,000,000 ordinary shares of 10 pence each ("Ordinary Shares")

Application has been made to the UK Listing Authority and the London Stock Exchange for a listing of 1,000,000 Ordinary Shares to be admitted to the Official List. These shares rank pari passu with the existing issued Ordinary Shares of the Company. Following this admission, Bespak will have 26,842,929 Ordinary Shares in issue with a further 1,588,960 admitted but not yet issued. It is expected that admission of these shares will take place on 2 December 2005.

These Ordinary Shares are to be admitted and will be issued as a result of the future exercise of options under the 2002 Executive share option scheme.

For further information contact:

Matthew Lobo, Company Secretary 01908 525211

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

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2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full BESPAK PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1350		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name LLOYD PEARSON Address 45 KINGFISHER ROAD, DOWNHAM MARKET, NORFOLK UK postcode PE38 9RQ	Class of shares allotted £0.10 ORDINARY	Number allotted 1350
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Matthew [signature] Date 28/11/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES MK12 5TS

Tel

DX number DX exchange

BLUEPRINT 2000

2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

RECEIVED MAY 24 2006 SEC MAIL PROCESSING WASH, D.C. SECTION 192

Company Number	406711
Company Name in full	BESPAK PLC

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	14 11 2005
† Date of Birth (Day Month Year)	31 12 1943
Appointment as director	✓
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	PETER JOHN
Surname	FELLNER
Previous forename(s)	
Previous surname(s)	
Usual residential address	VERNALIS PLC, OAKDENE COURT, 613 READING ROAD
Post town	WINNERSH
Postcode	RG41 5UA
County / Region	BERKSHIRE
Country	U.K.
† Nationality	BRITISH
† Business occupation	COMPANY DIRECTOR
† Other directorships (additional space next page)	SEE ATTACHED SCHEDULE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature	[signature]
Date	23/11/05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed	[signature]
Date	17/11/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PERSONAL APPOINTMENTS WITH LIMITED COMPANIES

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Name:	PETER JOHN FELLNER
Nationality:	BRITISH
Latest Address:	VERNALIS PLC, OAKDENE COURT 613 READING ROAD WINNERSH BERKSHIRE
Postcode:	RG41 5UA This is a Service Address

Click HERE for details of other addresses registered at Companies House for this person.

Date of Birth: 31/12/1943

Company Appointments: Current: 8 / Resigned: 17 / Dissolved : 3

To view company details, click on the appropriate company number.
Click HERE to exclude Resigned and Dissolved appointments

SECRETARY	**Appointed: 27/05/2002**
Occupation:	COMPANY DIRECTOR
Company Number:	03355644
Company Name:	ARGENTIUM RESEARCH LIMITED Active

DIRECTOR	**Appointed: 21/09/1999** **Dissolved: 07/05/2002**
Occupation:	CHIEF EXECUTIVE OFFICER
Company Number:	03162815
Company Name:	CHIROSCIENCE SHARE TRUSTEES LIMITED Dissolved

DIRECTOR	**Appointed: 31/03/2000** **Dissolved: 28/05/2002**
Occupation:	DIRECTOR
Company Number:	03805115
Company Name:	SERVVITAL LIMITED Dissolved

DIRECTOR	**Appointed: 11/12/1998**
Occupation:	COMPANY DIRECTOR
Company Number:	03462977
Company Name:	BELL STREET MANAGEMENT COMPANY LIMITED Active

DIRECTOR	**Appointed: 10/05/2000** **Dissolved: 07/05/2002**
Occupation:	COMPANY DIRECTOR
Company Number:	03872153
Company Name:	CELLTECH MEDEVA LIMITED Dissolved

DIRECTOR	**Appointed: 27/03/2002**

Occupation:	COMPANY DIRECTOR
Company Number:	03751674
Company Name:	ASTEX THERAPEUTICS LIMITED Active
DIRECTOR	**Appointed: 04/12/2002**
Occupation:	COMPANY DIRECTOR
Company Number:	02304992
Company Name:	VERNALIS PLC Active
DIRECTOR	**Appointed: 29/09/2004**
Occupation:	COMPANY DIRECTOR
Company Number:	04154556
Company Name:	QINETIQ GROUP PLC Active
DIRECTOR	**Appointed: 29/09/2004**
Occupation:	COMPANY DIRECTOR
Company Number:	04586941
Company Name:	QINETIQ HOLDINGS LIMITED Active
DIRECTOR	**Appointed: 07/05/1997**
Occupation:	COMPANY DIRECTOR
Company Number:	03355644
Company Name:	ARGENTIUM RESEARCH LIMITED Active
DIRECTOR	**Appointed: 15/03/2001**
Occupation:	CEO
Company Number:	02199542
Company Name:	ISIS INNOVATION LIMITED Active
DIRECTOR	**Appointed: 26/02/1993** **Resigned: 31/05/1995**
Occupation:	COMPANY DIRECTOR
Company Number:	02768318
Company Name:	LONZA BIOLOGICS INTERNATIONAL LIMITED Active
DIRECTOR	**Appointed: 26/10/1993** **Resigned: 10/11/1995**
Occupation:	COMPANY DIRECTOR
Company Number:	01889626
Company Name:	BIOINDUSTRY ASSOCIATION Active
DIRECTOR	**Appointed: 25/08/1992** **Resigned: 02/12/1997**
Occupation:	
Company Number:	02742471
Company Name:	LONZA BIOLOGICS PLC Active
DIRECTOR	**Appointed: 16/04/1997**

	Resigned: 03/06/1998
Occupation:	COMPANY DIRECTOR
Company Number:	02353920
Company Name:	AMARIN CORPORATION PLC
	Active
DIRECTOR	**Appointed: 01/04/1999**
	Resigned: 31/12/2002
Occupation:	COMPANY DIRECTOR
Company Number:	03375681
Company Name:	SYNAPTICA LIMITED
	Active
DIRECTOR	**Appointed: 20/09/1994**
	Resigned: 16/04/2003
Occupation:	COMPANY DIRECTOR
Company Number:	02929128
Company Name:	CELLTECH EUROPE LIMITED
	Active
DIRECTOR	**Appointed: 20/09/1994**
	Resigned: 16/04/2003
Occupation:	COMPANY DIRECTOR
Company Number:	02929127
Company Name:	CELLTECH U.S.
	Active
DIRECTOR	**Appointed: 10/05/2000**
	Resigned: 16/04/2003
Occupation:	COMPANY DIRECTOR
Company Number:	03872133
Company Name:	CELLTECH LIMITED
	Active
DIRECTOR	**Appointed: pre 31/03/1991**
	Resigned: 16/04/2003
Occupation:	COMPANY DIRECTOR
Company Number:	01472269
Company Name:	CELLTECH R&D LIMITED
	Active
DIRECTOR	**Appointed: 26/01/2000**
	Resigned: 16/04/2003
Occupation:	CEO/DIRECTOR
Company Number:	02086530
Company Name:	MEDEVA LIMITED
	Active
DIRECTOR	**Appointed: 31/10/2000**
	Resigned: 16/04/2003
Occupation:	CEO
Company Number:	00209905
Company Name:	UCB PHARMA LIMITED
	Active
DIRECTOR	**Appointed: 02/11/1999**
	Resigned: 16/04/2003

Occupation:	COMPANY DIRECTOR
Company Number:	03515202
Company Name:	DARWIN DISCOVERY LIMITED Active
DIRECTOR	**Appointed: 02/11/1999** **Resigned: 16/04/2003**
Occupation:	COMPANY DIRECTOR
Company Number:	03503756
Company Name:	CHIROSCIENCE R&D LIMITED Active
DIRECTOR	**Appointed: 21/09/1999** **Resigned: 16/04/2003**
Occupation:	COMPANY DIRECTOR
Company Number:	02837816
Company Name:	CHIROSCIENCE GROUP LIMITED Active
DIRECTOR	**Appointed: 11/05/2000** **Resigned: 16/04/2003**
Occupation:	COMPANY DIRECTOR
Company Number:	03731122
Company Name:	CELLTECH JAPAN LIMITED Active
DIRECTOR	**Appointed: pre 31/03/1991** **Resigned: 07/07/2004**
Occupation:	COMPANY DIRECTOR
Company Number:	02159282
Company Name:	CELLTECH GROUP LIMITED Active
DIRECTOR	**Appointed: 14/06/2002** **Resigned: 26/07/2005**
Occupation:	DIRECTOR
Company Number:	04217756
Company Name:	IONIX PHARMACEUTICALS LIMITED Active

This screen does not include appointments with SE companies or LLP's

Regulatory Announcement

Go to market news section

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Six Month Return
Released	10:08 24-Jan-06
Number	3490X

bespak

RNS Number:3490X
Bespak PLC
24 January 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 25 July 2005 to 24 January 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/ allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,010,173

Contact for queries: Matthew Lobo, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS.

Name of person making return: Matthew Lobo

Telephone: 01908 525211

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of person discharging managerial responsibilities/director

   Chris Hall

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   Holding

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   Chris Hall

8. State the nature of the transaction

   Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

   2,353

10. Percentage of issued class acquired

    0.0083%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed

N/A

13. Price per share or value of transaction

£6.315 per share

14. Date and place of transaction

10/05/06

15. Total holding following notification and total percentage holding following notification

4,853 shares; 0.0173%

16. Date issuer informed of transaction

11/05/06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jenny Owen, 01908 525211

Name and signature of duly authorised officer of issuer responsible for making notification

Jenny Owen, Company Secretary

Date of notification

12/05/06

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of person discharging managerial responsibilities/director

   Joe Barry

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   Holding

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   Joe Barry

8. State the nature of the transaction

   Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

   800

10. Percentage of issued class acquired

    0.00285%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed

N/A

13. Price per share or value of transaction

£6.095 per share

14. Date and place of transaction

08/05/06

15. Total holding following notification and total percentage holding following notification

1,800 shares; 0.0064%

16. Date issuer informed of transaction

08/05/06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    N/A

24. Name of contact and telephone number for queries

    Jenny Owen, 01908-525211

Name and signature of duly authorised officer of issuer responsible for making notification

Jenny Owen, Company Secretary

Date of notification

09/05/06

END

For immediate release

3 May 2006

Bespak plc

Trading update for the 52 weeks to 29 April 2006

Bespak plc (LSE: BPK), a leader in specialty medical devices, announces that trading finished strongly in the 52 weeks to 29 April 2006 and was ahead of its expectations for the year. Manufacturing has commenced for the Exubera® inhalation device following regulatory approval in the US and Europe, and King Systems Corporation, the US respiratory products supplier acquired in December 2005, has performed ahead of plan.

Looking ahead, a number of key issues will influence Bespak's performance: manufacturing will continue to be scaled-up for the Exubera® inhalation device in preparation for its global launch; there will be the full year trading benefit of the King acquisition; and customers are initiating plans to convert from CFC to HFA in albuterol formulations in the US and we could benefit from inventory building in the short term in advance of conversion.

Bespak will report its final results on 12 July 2006.

For further information, please contact:

Bespak plc **Tel: +44 (0) 1908 525 241**
Mark Throdahl – Chief Executive
Martin Hopcroft – Group Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

About Bespak plc
Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, breathing circuits, disposable face masks and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc
Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

About Bang & Olufsen Medicom
Bang & Olufsen Medicom is a leading expert in the design, development and supply of innovative drug delivery device solutions and sensor based technologies. The current product range includes; inhalers, tablet reminders and injection pens with a focus on patient compliance. Bang & Olufsen Medicom offers concept development, engineering and manufacturing services to clients with options to licence its intellectual property. For more information you can visit: http://www.medicom.bang-olufsen.com

Asthma and COPD
The pMDI (pressurised Metered Dose Inhalers) market is believed to have a worldwide volume of 400 million units. Asthma is a chronic inflammation of the airways that is marked by continuous laboured breathing accompanied by wheezing, breathlessness, a sense of constriction in the chest and coughing or gasping attacks.

Chronic obstructive pulmonary disease (COPD) is often, though not always, caused by smoking. COPD is a pulmonary disease that is characterized by chronic, typically irreversible airway obstruction resulting in a slowed rate of exhalation. The airflow limitation is associated with an abnormal inflammatory response of the lungs to noxious particles or gases.

Patient compliance rates in Asthma and COPD are estimated to be in the region of 50%, a significant contributor to patient non compliance is said to be both forgetfulness and the lack of visibility on dose tracking.

Image bank
To download images of the Inhaler (Assist Actuated InhalerTM) please visit the Bang & Olufsen Medicom center: http://mediacenter.bang-olufsen.dk/MediaCenter/mc.nsf simply register the first time you visit.

For immediate release 26 April 2006

Bespak plc
('the Company')

Chairman's Share Purchase

Bespak plc (LSE: BPK), a leader in specialty medical devices, reports that John Robinson, Chairman of Bespak, has purchased 5,000 Ordinary shares of 10p each in the Company at 589.5p per share.

John Robinson has increased his stake in Bespak plc to 8,000 shares or 0.0285% of the Company's issued share capital. The transaction was completed on Monday 24th April 2006 in fulfilment of John Robinson's obligations under Disclosure Rule 3.1.2R; and Section 324 (as extended by section 328 of the Companies Act 1985.

ENDS

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc
Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

For immediate release 26 April 2006

Bespak plc

Board Changes

Bespak plc (LSE: BPK), a leader in specialty medical devices, is pleased to announce the appointment of two new non-executive directors, Jim Dick and Chris Banks to the Board of Bespak with immediate effect.

Jim, 53, has been President of Smith & Nephew Wound Management, and a member of the Smith & Nephew Group Executive Committee, since 1999. Jim will retire from Smith & Nephew plc at the end of June this year. Throughout his career Jim has gained a large amount of experience in international business, innovation and change management.

Chris, 56, has considerable experience of financial matters in international growth-oriented companies. He was finance director at the BIS Group from 1985 to 1991 and finance director at cmg plc from 1992 to 2000. He is currently senior non-executive director at Detica Group plc and The Innovation Group plc.

Bespak also announces today the resignation of Adrian Auer as a non-executive director.

There are no other details to be disclosed under paragraph 6.F.2. of the Listing Rules.

John Robinson, Bespak's Chairman, commented: " I would like to extend the thanks of the Company and the Board to Adrian who has resigned due to his other commitments. I am delighted to welcome Jim and Chris to the Board. Jim will become a member of our Remuneration Committee in the next few months and his healthcare industry experience will be of immense benefit to the Company. Chris will replace Adrian as Chairman of our Audit Committee where his experience of corporate finance will also be of immense benefit."

For further information please call:

Bespak plc

John Robinson – Chairman **+44 (0) 20 7960 6320**
Mark Throdahl – Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft – Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc

Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes.. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio in the US, is quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

For immediate release 24 April 2006

Bespak plc
('the Company')

Bespak and Bang & Olufsen Medicom Collaborate on Next Generation Inhaler
~New Inhaler features integrated dose counter and easy-to-operate mechanism~

Bespak plc (LSE: BPK), a leader in specialty medical devices, and Bang & Olufsen Medicom, an innovative drug delivery device solutions provider, are pleased to jointly announce today that they have entered into an exclusive partnership to co-develop and co-market a single increment dose-counting inhaler. This will be the first integrated dose-counting device to feature an assisted firing mechanism which will aid patient use.

The partnership has been formed to develop a next generation "press and breathe" inhaler which will be aimed at the expanding Asthma and COPD (Chronic Obstructive Pulmonary Disease) market. Bang & Olufsen's intellectual property in the area of design and development will be enhanced by Bespak's in-depth understanding of valve technologies and precision of dose delivery, both of which are essential to the development of any reliable dose-counting mechanism. The two companies will share responsibility for the development, manufacture and co-promotion of the device.

The functionality of the device has been thoroughly validated and is ready for incorporation into a metered dose inhaler programme immediately. Bespak and Bang & Olufsen Medicom are currently seeking alliances with pharmaceutical companies interested in providing new inhaler solutions for patients.

Mark Throdahl, Chief Executive Officer of Bespak, said: "Bang & Olufsen Medicom has a strong design based heritage and an insight into patient compliance. In particular, we think their dose-counting mechanism will bring a lot of value to the collaboration. Together, our joint forces enable us to bring the device to the market in high volumes within strict quality and design guidelines."

Welcoming the news from Bang & Olufsen Medicom, Chief Executive Officer Henrik Kagenow, said: "We are excited it will be the first patient compliance device on the market with a dose counter that meets FDA requirements. We are delighted to work with Bespak, who are recognised leaders in the field of inhalation valves and bring a wealth of inhaler manufacturing expertise to the partnership."

ENDS

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft - Group Finance Director

For immediate release 4 April 2006

Bespak plc
('the Company')

Substantial Shareholding

Bespak plc (LSE: BPK), a leader in specialty medical devices, reports, further to a letter dated 31 March 2006, that on 30 March 2006 Aviva PLC and its subsidiaries sold 60,000 Ordinary Shares of 10 pence in the Company or 0.21% of their issued class.

Following this transaction, Aviva PLC and its subsidiaries now own 1,365,647 Ordinary Shares of 10 pence or 4.88% of their issued class as follows:

Morley Fund Management Ltd	
BNY Norwich Union Nominees Limited	236,747*
Chase GA Group Nominees Limited	862,246*
CUIM Nominee Limited	266,654*

*(denotes beneficial interest)

ENDS

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mary-Jane Johnson / Elly Williamson

Notes for Editors:

About Bespak plc
Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

For immediate release 9 March 2006

Bespak plc

Change of Company Secretary

Bespak plc (LSE: BPK), a leader in specialty medical devices, has appointed Jenny Owen as Company Secretary from 8th March 2006.

The Board wishes to thank Matthew Lobo for his contribution as interim Company Secretary and to wish him every success in the future.

ENDS

For further information please call:

Bespak plc

Mark Throdahl – Chief Executive +44 (0) 1908 552 600
Martin Hopcroft – Group Finance Director

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of person discharging managerial responsibilities/director

   Mark Throdahl, Director
   Martin Hopcroft, Director

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   In 3 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   N/A

8. State the nature of the transaction

   N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of issued class acquired

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

3 February 2006

18. Period during which or date on which it can be exercised

3 February 2009 provided the applicable performance criteria have been satisfied.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

Grant of Performance Shares and Share Appreciation Rights ("SARs") under Bespak 2005 LTIP in respect of Ordinary shares of 10p each as follows:

	Performance shares	SARs
Mark Throdahl	24,000	72,000
Martin Hopcroft	27,000	NIL

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£6.14.

22. Total number of shares or debentures over which options held following notification

	Share Options	Performance Shares	SARs
Mark Throdahl	462,000	24,000	72,000
Martin Hopcroft	183,400	27,000	0

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Matthew Lobo, 01908-525211

Name and signature of duly authorised officer of issuer responsible for making notification

Matthew Lobo, Company Secretary

Date of notification

6 February 2006

END

For immediate release 30 January 2006

Bespak plc

Welcomes regulatory approval of Exubera® in the United States

Bespak plc (LSE: BPK), a leader in specialty medical devices, is pleased to note that Pfizer Inc announced on Friday evening, 27 January 2006, that the United States Food and Drug Administration (FDA) has approved Exubera (inhaled human insulin) for the treatment of adults with type 1 and type 2 diabetes. This follows approval by the European Commission last Thursday.

Exubera, which is expected to be available for patients by mid-year, is the first inhaled form of insulin and the first insulin option that does not need to be administered by injection in the United States.

Bespak, in conjunction with Nektar Therapeutics, has developed the manufacturing process for Exubera's inhaler, which the Company will manufacture at its purpose designed facility in Milton Keynes. The inhaler produces in its chamber a cloud of insulin powder, which is designed to pass rapidly into the bloodstream to regulate the body's blood sugar levels.

Mark Throdahl, Bespak's Chief Executive, said: "We are delighted that both the US and European filings have been approved and we look forward to participating in the commercial success of Exubera by supplying the inhaler device."

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc

Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of person discharging managerial responsibilities/director

   Peter Fellner, Director

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   Holding

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   The Dr. Peter Fellner SIPP

8. State the nature of the transaction

   Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

   4,000

10. Percentage of issued class acquired

    0.014%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed

N/A

13. Price per share or value of transaction

£5.895 per share

14. Date and place of transaction

26/01/06

15. Total holding following notification and total percentage holding following notification

4,000 shares; 0.014%

16. Date issuer informed of transaction

26/01/06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Matthew Lobo, 01908-525211

Name and signature of duly authorised officer of issuer responsible for making notification

Matthew Lobo, Company Secretary

Date of notification

27/01/06

END

For immediate release 4 January 2006

bespak

NOTIFICATION OF INTERIM RESULTS

Bespak plc (LSE : BPK), a leader in specialty medical devices, will announce its Interim Results for the 26 weeks ended 29th October 2005 on Wednesday, 18th January 2006.

An analyst meeting will be held at 10.00 am on 18th January at the offices of Buchanan Communications, 45 Moorfields, London EC2Y 9AE.

For further information please call:

Buchanan Communications Tel: 020 7466 5000
Tim Thompson, Mark Court, Mary-Jane Johnson

Bespak plc

Adoption of International Financial Reporting Standards (IFRS)

Bespak (LSE: BPK), a leader in specialty medical devices, today announces the impact of the transition to IFRS in advance of publication on 18 January 2006 of Bespak's interim results for the 26 weeks to 29 October 2005, which represents Bespak's first results under IFRS.

Introduction

Bespak plc has previously prepared consolidated financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 1 May 2005, the Group will be reporting its financial results in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted by the European Union (EU).

Bespak's first results under IFRS will be the interim results for the 26 weeks to 29 October 2005, whilst the first annual report under IFRS will be for the 52 weeks to 29 April 2006. Bespak's date of transition to IFRS is 2 May 2004, being the start of the earliest period of comparative information.

The purpose of this statement is to present the effects of IFRS on Bespak at the date of transition and for the half year and full year comparative periods. The restatement of historical financial information is unaudited and has been prepared on the basis of IFRS expected to be adopted by the EU by 29 April 2006. These standards are subject to ongoing review and interpretation and therefore may be subject to change.

Summary

The adoption of IFRS represents an accounting change only, and does not affect the underlying operations or cash flows of Bespak, although implementation of the new standards may result in increased volatility in reported results.

Highlights of the figures under UK GAAP and IFRS are as follows:

	26 weeks to 30 October 2004			52 weeks to 30 April 2005		
	UK GAAP £000	IFRS £000	Change	UK GAAP £000	IFRS £000	Change
Profit before tax and exceptionals*	5,709	5,659	-1%	11,450	10,882	-5%
Profit before tax	1,842	1,792	-3%	5,384	4,816	-11%
Earnings per share before exceptionals*	15.6p	15.4p	-1%	32.8p	31.3p	-5%
Earnings per share	1.1p	0.9p	-18%	10.2p	8.7p	-15%
Total equity	66,513	57,847	-13%	65,594	57,998	-12%

** The exceptional operating expenses comprise impairment charges and cash costs associated with closure of the manufacturing facility in North Carolina, United States.*

The most significant impacts on Bespak's results are in the following areas:

- Share-based payments – an expense is included in the consolidated income statement.
- Pensions – the deficit in the defined benefit pension scheme is included in the consolidated balance sheet, whilst the pension charge is allocated between operating expenses and financing items in the consolidated income statement.
- Dividends – these are recognised when the dividend is approved or paid.

Bespak will highlight individual items included in operating profit where necessary to ensure readers of the accounts have a full understanding of the performance in any period.

Reconciliation from UK GAAP to IFRS

The following table summarises the impact of the adoption of IFRS on the profit before tax for the 26 weeks to 30 October 2004 and the 52 weeks to 30 April 2005.

Profit before tax	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
As reported under UK GAAP	**1,842**	**5,384**
Share-based payments	(65)	(236)
Pension charges	(272)	(486)
Holiday pay	167	8
Associates	-	22
Financial instruments	120	124
Restated under IFRS	**1,792**	**4,816**

The following table summarises the impact of the adoption of IFRS on total equity at 2 May 2004, at 30 October 2004 and at 30 April 2005.

Total equity	2 May 2004 £000	30 October 2004 £000	30 April 2005 £000
As reported under UK GAAP	**67,983**	**66,513**	**65,594**
Pension deficit	(12,647)	(15,210)	(15,679)
Holiday pay	(289)	(122)	(281)
Proposed dividend	3,237	1,875	3,241
Financial instruments	(36)	84	88
Deferred taxation	4,070	4,707	5,035
Restated under IFRS	**62,318**	**57,847**	**57,998**

Martin Hopcroft, Bespak's Finance Director, commented:

"The adoption of IFRS represents an accounting change only, and does not affect the underlying operations or cash flows of Bespak. The underlying economics are unchanged."

For further information, please contact:
Bespak plc **Tel: +44 (0) 1908 525240**
Martin Hopcroft – Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

About Bespak plc
Bespak, a leader in specialty medical devices, develops new delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose inhalers, dry powder devices, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis in the US, is a public company quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

Adoption of International Financial Reporting Standards (IFRS)

First time adoption of IFRS

Bespak plc has presented restated financial information in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) adopted by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

IFRS1 (First-Time Adoption of International Financial Reporting Standards) details the rules for adopting IFRS for the first time in preparing consolidated financial statements, together with optional exemptions to assist in the transition to reporting under IFRS. Bespak has applied the following exemptions:

- Business combinations – these have only been applied from the date of transition on 2 May 2004.
- Share-based payments – a charge for share options and awards granted after 7 November 2002 that had not vested at 1 January 2005 has been applied.
- Pensions – all cumulative actuarial gains and losses in respect of employee benefit schemes have been recognised at the date of transition; actuarial gains and losses are recognised in full through the consolidated statement of changes in equity in the period in which they arise.
- Cumulative translation differences – the cumulative translation differences have been set to nil at the date of transition.

Main changes arising from the transition from UK GAAP to IFRS

Presentation of financial statements

The primary statements have been presented in accordance with IAS 1 (Presentation of Financial Statements). In the consolidated income statement, (i) net finance income combines interest income and interest expense on the face of the income statement; (ii) the service cost for Bespak's defined benefit pension scheme is included in operating expenses whilst the net financing cost, for which there was no equivalent under UK GAAP, is included in finance costs; and (iii) the share of the profit of joint ventures and associates is now presented including its share of interest and tax. In the consolidated balance sheet, (i) assets and liabilities are analysed between current and non-current; (ii) current and deferred tax is shown separately; (iii) the defined benefit pension deficit is shown separately; (iv) cash includes short-term investments that are readily convertible to cash; and (v) proposed dividends are excluded.

Share-based payments

Bespak operates a number of share-based incentive schemes. Under UK GAAP, where shares are awarded to employees, UITF17 allows the charge to the profit and loss account to be based on the difference between the market value of the shares and the exercise price (an intrinsic value basis) spread over the performance period. SAYE schemes are exempt and no charge is made. Under IFRS, the charge to the consolidated income statement is based on the fair value of share options and awards granted. The fair value of the equity instrument is measured at grant date and spread over the vesting period through the income statement with a corresponding increase in equity. The fair value of the share options and awards has been measured using a Black-Scholes model, as revised to take account of market based conditions. Bespak has applied IFRS2 only to share options and awards granted after 7 November 2002 that had not vested at 1 January 2005. Future

charges are expected to rise in view of the value of subsequent awards, in particular as the new long term incentive programme is introduced.

Pensions
Under UK GAAP, there was a defined benefit pension charge within operating expenses in the consolidated income statement. Under IFRS, this is allocated between operating expenses and financing costs (reflecting the difference between the expected returns on scheme assets and scheme liabilities). The defined benefit pension scheme deficit is included in the consolidated balance sheet.

Holiday pay
Under Bespak's UK GAAP accounting policy, holiday pay was only accrued where required by local accounting regulations. IFRS requires holiday pay to be accrued for all employees.

Dividends
Under IFRS, interim dividends are recognised when paid, whilst final dividends are recognised when approved by shareholders at the annual general meeting. Dividends are no longer shown on the face of the consolidated income statement but as a movement in equity.

Intangible assets
Under IFRS, the policy on intangible assets is to capitalise all such assets where they meet the specified criteria in IAS38. In respect of internal product development expenditure, it is management's view that it is not possible to demonstrate with sufficient certainty, prior to customer and regulatory approval, that these criteria are currently met. Consequently no internal development costs have been capitalised.

Capitalised software costs that are not an integral part of the related hardware have been reclassified as intangible fixed assets. Software reclassification has not resulted in a revision of useful economic lives and has not affected reported profits.

Financial Instruments
Under IFRS, all derivative financial instruments are recognised as assets or liabilities in the consolidated balance sheet at fair value. Gains and losses are recognised in the consolidated income statement unless they meet the definition of a cash flow hedge under IAS 39, in which case the element of the gains and losses that fulfil the hedge effectiveness criteria are taken directly to equity.

Bespak's hedging strategy is unchanged in respect of hedging the net investment position of foreign subsidiaries and covering the transactional risk of foreign currency sales and purchases. However, the stricter designation, documentation requirements and effectiveness testing needed to qualify for hedge accounting under IFRS means that transactions undertaken as hedges under UK GAAP may not qualify for the same treatment under IFRS.

Deferred taxation
Deferred tax is required to be provided on all temporary differences under IFRS rather than timing differences under UK GAAP. The deferred tax asset has been offset against the deferred tax liability in the consolidated balance sheet, as the deferred income taxes relate to the same fiscal authority.

Consolidated Income Statements (unaudited)

	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Sales of products and services	38,344	77,894
Sales of tooling and equipment	595	1,492
Revenue	**38,939**	**79,386**
Operating expenses	(33,414)	(68,831)
Exceptional operating expenses	(3,867)	(6,066)
Operating profit	**1,658**	**4,489**
Operating profit before exceptionals	**5,525**	**10,555**
Exceptional operating expenses	(3,867)	(6,066)
Operating profit	**1,658**	**4,489**
Net finance income	156	344
Share of joint ventures and associates	(22)	(17)
Profit before tax	**1,792**	**4,816**
Taxation	(1,540)	(2,498)
Profit for the financial period	**252**	**2,318**
Basic earnings per share before exceptionals	15.4p	31.3p
Basic earnings per share on exceptionals	(14.5p)	(22.6p)
Basic earnings per share	**0.9p**	**8.7p**

All amounts relate to continuing activities.

The exceptional operating expenses comprise impairment charges and cash costs associated with the closure of the manufacturing facility in North Carolina, United States.

Consolidated Balance Sheets (unaudited)

	2 May 2004 £000	30 October 2004 £000	30 April 2005 £000
Non-current assets			
Property, plant and equipment	60,182	53,154	51,159
Intangible assets	297	205	130
Investment in associates	308	286	269
Available-for-sale financial assets	235	236	77
	61,022	**53,881**	**51,635**
Current assets			
Inventories	5,996	4,982	6,082
Trade and other receivables	10,615	11,962	14,616
Financial instruments	-	84	88
Cash and cash equivalents	19,970	21,114	20,302
	36,581	**38,142**	**41,088**
Current liabilities			
Short-term borrowings and overdrafts	(7,650)	(6,084)	(2,887)
Financial instruments	(36)	-	-
Trade and other payables	(10,778)	(9,006)	(11,621)
Current tax liabilities	(1,316)	(1,816)	(1,618)
Provisions	-	-	(2,054)
	(19,780)	**(16,906)**	**(18,180)**
Net current assets	**16,801**	**21,236**	**22,908**
Non-current liabilities			
Deferred taxation	(1,653)	(919)	(443)
Retirement benefit obligations	(12,773)	(15,285)	(15,703)
Provisions	(281)	(268)	-
Other liabilities	(798)	(798)	(399)
	(15,505)	**(17,270)**	**(16,545)**
Net assets	**62,318**	**57,847**	**57,998**
Shareholders' equity			
Share capital	2,681	2,681	2,681
Share premium	23,052	23,051	23,051
Other reserves	36,585	32,115	32,266
Total equity	**62,318**	**57,847**	**57,998**

Consolidated Cash Flow Statements (unaudited)

	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Cash flows from operating activities		
Operating profit before taxation	1,658	4,489
Depreciation	3,961	7,637
Impairment charge	3,867	3,784
Increase in working capital	(2,257)	(4,142)
Increase in provisions	11	1,887
Other non-cash movements	265	563
Cash generated from operations	7,505	14,218
Interest paid	(59)	(157)
Tax paid	(1,120)	(2,608)
Net cash inflow from operating activities	**6,326**	**11,453**
Cash flows from investing activities		
Purchases of property, plant and equipment	(1,016)	(2,590)
Proceeds from sale of property, plant & equipment	-	4
Purchase of other assets	(8)	-
Disposal of other assets	-	66
Interest received	422	900
Net cash used in investing activities	**(602)**	**(1,620)**
Cash flows from financing activities		
Net proceeds from issue of ordinary share capital	10	12
Equity dividends paid to shareholders	(3,237)	(5,111)
Net cash used in financing activities	**(3,227)**	**(5,099)**
Net increase in cash and cash equivalents	**2,497**	**4,734**
Effects of exchange rate changes	213	361
Cash and cash equivalents at start of period	12,320	12,320
Cash and cash equivalents at end of period	**15,030**	**17,415**
Cash and cash equivalents consists of:		
Cash and cash equivalents	21,114	20,302
Overdrafts and short-term loans	(6,084)	(2,887)
	15,030	**17,415**

Consolidated Statements of Changes in Equity (unaudited)

	Share capital £000	Share premium £000	Other reserves £000	Total £000
At 2 May 2004 – as previously reported (UK GAAP)	2,681	23,052	42,250	**67,983**
Changes relating to the first time adoption of IFRS	-	-	(5,665)	**(5,665)**
At 2 May 2004 – restated (IFRS)	2,681	23,052	36,585	**62,318**
Profit for the period	-	-	252	**252**
Exchange differences on translation of foreign subsidiaries	-	-	(39)	**(39)**
Movements due to share-based payments	-	(1)	158	**157**
Actuarial losses on defined benefit pension scheme	-	-	(2,291)	**(2,291)**
Taxation on items taken directly to equity	-	-	687	**687**
Equity dividends	-	-	(3,237)	**(3,237)**
At 30 October 2004 – restated (IFRS)	**2,681**	**23,051**	**32,115**	**57,847**
At 2 May 2004 – as previously reported (UK GAAP)	2,681	23,052	42,250	**67,983**
Changes relating to the first time adoption of IFRS	-	-	(5,665)	**(5,665)**
At 2 May 2004 – restated (IFRS)	2,681	23,052	36,585	**62,318**
Profit for the period	-	-	2,318	**2,318**
Exchange differences on translation of foreign subsidiaries	-	-	(142)	**(142)**
Movements due to share-based payments	-	(1)	398	**397**
Actuarial losses on defined benefit pension scheme	-	-	(2,546)	**(2,546)**
Taxation on items taken directly to equity	-	-	764	**764**
Equity dividends	-	-	(5,111)	**(5,111)**
At 30 April 2005 – restated (IFRS)	**2,681**	**23,051**	**32,266**	**57,998**

Summary of significant accounting policies

The significant accounting policies which are expected to be adopted in the preparation of Bespak's IFRS financial statements are set out below:

Basis of preparation

The financial statements have been prepared on the historical cost basis, except for certain financial instruments and pension assets and liabilities that are measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

There is still some uncertainty over the IFRS policies that will be applied due to the potential issuance of new standards and the amendment of existing standards by the IASB.

Consolidation

The financial statements include the financial statements of the company and all the subsidiaries and associated undertakings during the years reported for the periods during which they were members of Bespak. Intra-group balances between group companies are eliminated on consolidation.

Legacy goodwill has not been restated, however for all future acquisitions, assets and liabilities of subsidiaries will be measured at their fair values at the date of acquisition with any excess of the cost of acquisition over this value being capitalised as goodwill.

Interest in joint venture

A joint venture is a contractual arrangement whereby Bespak and other parties undertake an economic activity that is subject to joint control. Bespak's interest in the results and assets and liabilities of the joint venture are included in the financial statements using the equity method of accounting.

Revenue

Revenue from sales of products is recognised when goods are delivered and risk passes to the customer, and is stated net of agency arrangements, value added tax and other sales taxes. Revenue from sales of services is recognised in the period in which the related chargeable costs are incurred or when revenue is earned under contractual obligations. Revenue from sales of tooling and equipment is recognised on acceptance by the customer.

Foreign currencies

Items included in the financial statements of each of Bespak's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in sterling, which is Bespak's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income

statement. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement, except where hedge accounting is applied.

The results and financial position of all group companies that have a functional currency different from the presentational currency are translated into the presentational currency with (i) assets and liabilities for each balance sheet translated at the closing rate at the date of that balance sheet; (ii) income and expenses for each income statement translated at average exchange rates; and (iii) all resulting exchange differences recognised as a separate component of equity (cumulative translation adjustment).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Property, plant and equipment
Property, plant and equipment is stated at cost including any incidental costs of acquisition. The cost of fixed assets is written off on a straight-line basis over their expected useful lives as follows:

- Freehold buildings & leasehold buildings	30 to 50 years
- Cleanrooms	20 years
- Building services	10 to 20 years
- Plant, equipment and vehicles	3 to 10 years

Cleanrooms and building services are categorised within plant and equipment. Land is not depreciated.

Assets under construction
The costs of property, plant and equipment are capitalised as incurred and are not depreciated until such time as the assets are commissioned, when the total costs are transferred to the appropriate asset category.

Intangible fixed assets
Goodwill, representing the excess of purchase consideration over fair value of net assets acquired, is capitalised. Goodwill is not amortised but is reviewed for impairment annually.

Purchased intangibles, including purchased patents, know-how, trademarks, software licences and distribution rights are capitalised at cost and amortised on a straight-line basis over their estimated useful economic lives. The estimated useful life of an intangible asset ranges between 3 and 20 years, depending on its nature.

Research and development expenditure
In respect of internal product development expenditure, Bespak considers that it is not possible to demonstrate with sufficient certainty that a project will be commercially viable prior to customer and regulatory approval. Consequently, expenditure on research and development is expensed as incurred.

Impairment of assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to identify separate cash flows relating to individual assets, Bespak estimates the recoverable amount of the cash-generating unit to which it belongs.

Leasing Commitments

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Inventories

Inventories and work in progress are stated at the lower of cost and net realisable value. Cost comprises the direct cost of production and the attributable portion of overheads based on normal operating capacity appropriate to location and condition.

Taxation

The charge for current taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using rates that have been enacted, or substantially enacted, by the balance sheet date.

Deferred taxation is accounted for in full using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are recognised for all taxable temporary differences except in respect of investments in subsidiaries and interests in joint ventures where Bespak is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the consolidated income statement except when it relates to items credited or charged directly to shareholders' equity, in which case the deferred tax is also dealt with in shareholders' equity.

Share-based payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

Post retirement benefits

In respect of Bespak's defined benefit scheme, the employer's portion of past and current service cost is charged as an operating expense, with the interest cost net of expected return on assets in the plans reported as a financing item. Actuarial gains or losses are recognised directly in shareholders' equity such that the consolidated balance sheet reflects the scheme's surplus or deficit as at the balance sheet date.

Contributions to defined contribution plans are charged to operating profit as they become payable.

Financial Instruments

Financial instruments are initially recorded at fair value and subsequently re-measured to fair value or amortised cost at subsequent balance sheet dates. Changes in fair value are taken to the consolidated income statement, with other changes taken to shareholders' equity.

Consolidated Income Statement (unaudited) – Reconciliation from UK GAAP to IFRS
For the 26 weeks to 30 October 2004

	UK GAAP As previously reported £000	IFRS2 Share-based payments £000	IAS19 Retirement benefits £000	IAS19 Employee benefits £000
Sales of products and services	38,344	-	-	-
Sales of tooling and equipment	595	-	-	-
Revenue	**38,939**	-	-	-
Operating expenses	(33,570)	(65)	(66)	167
Exceptional operating expenses	(3,867)	-	-	-
Operating profit	**1,502**	**(65)**	**(66)**	**167**
Operating profit before exceptionals	**5,369**	**(65)**	**(66)**	**167**
Exceptional operating expenses	(3,867)	-	-	-
Operating profit	**1,502**	**(65)**	**(66)**	**167**
Net finance income	362	-	(206)	-
Share of joint ventures and associates	(22)	-	-	-
Profit before tax	**1,842**	**(65)**	**(272)**	**167**
Taxation	(1,536)	-	82	(50)
Profit for the financial period	**306**	**(65)**	**(190)**	**117**
Basic earnings per share before exceptionals	15.6p	(0.2p)	(0.7p)	0.4p
Basic earnings per share on exceptionals	(14.5p)	-	-	-
Basic earnings per share	**1.1p**	**(0.2p)**	**(0.7p)**	**0.4p**

Consolidated Income Statement (unaudited) – Reconciliation from UK GAAP to IFRS
For the 26 weeks to 30 October 2004 - continued

	IAS28 Share of joint ventures & associates £000	IAS39 Financial instruments £000	**Total effect of IFRS transition** £000	**IFRS Restated £000**
Sales of products and services	-	-	-	38,344
Sales of tooling and equipment	-	-	-	595
Revenue	-	-	-	**38,939**
Operating expenses	-	120	156	(33,414)
Exceptional operating expenses	-	-	-	(3,867)
Operating profit	-	**120**	**156**	**1,658**
Operating profit before exceptionals	-	**120**	**156**	**5,525**
Exceptional operating expenses	-	-	-	(3,867)
Operating profit	-	**120**	**156**	**1,658**
Net finance income	-	-	(206)	156
Share of joint ventures and associates	-	-	-	(22)
Profit before tax	-	**120**	**(50)**	**1,792**
Taxation	-	(36)	(4)	(1,540)
Profit for the financial period	-	**84**	**(54)**	**252**
Basic earnings per share before exceptionals	-	0.3p	(0.2p)	15.4p
Basic earnings per share on exceptionals	-	-	-	(14.5p)
Basic earnings per share	-	**0.3p**	**(0.2p)**	**0.9p**

Consolidated Income Statement (unaudited) – Reconciliation from UK GAAP to IFRS
For the 52 weeks to 30 April 2005

	UK GAAP As previously reported £000	IFRS2 Share-based payments £000	IAS19 Retirement benefits £000	IAS19 Employee benefits £000
Sales of products and services	77,894	-	-	-
Sales of tooling and equipment	1,492	-	-	-
Revenue	**79,386**	-	-	-
Operating expenses	(68,634)	(236)	(93)	8
Exceptional operating expenses	(6,066)	-	-	-
Operating profit	**4,686**	**(236)**	**(93)**	**8**
Operating profit before exceptionals	**10,752**	**(236)**	**(93)**	**8**
Exceptional operating expenses	(6,066)	-	-	-
Operating profit	**4,686**	**(236)**	**(93)**	**8**
Net finance income	737	-	(393)	-
Share of joint ventures and associates	(39)	-	-	-
Profit before tax	**5,384**	**(236)**	**(486)**	**8**
Taxation	(2,656)	73	146	(2)
Profit for the financial period	**2,728**	**(163)**	**(340)**	**6**
Basic earnings per share before exceptionals	32.8p	(0.6p)	(1.2p)	-
Basic earnings per share on exceptionals	(22.6p)	-	-	-
Basic earnings per share	**10.2p**	**(0.6p)**	**(1.2p)**	-

Consolidated Income Statement (unaudited) – Reconciliation from UK GAAP to IFRS
For the 52 weeks to 30 April 2005 - continued

	IAS28 Share of joint ventures & associates £000	IAS39 Financial instruments £000	**Total effect of IFRS transition** £000	**IFRS Restated £000**
Sales of products and services	-	-	-	77,894
Sales of tooling and equipment	-	-	-	1,492
Revenue	-	-	-	**79,386**
Operating expenses	-	124	(197)	(68,831)
Exceptional operating expenses	-	-	-	(6,066)
Operating profit	-	**124**	**(197)**	**4,489**
Operating profit before exceptionals	-	**124**	**(197)**	**10,555**
Exceptional operating expenses	-	-	-	(6,066)
Operating profit	-	**124**	**(197)**	**4,489**
Net finance income	-	-	(393)	344
Share of joint ventures and associates	22	-	22	(17)
Profit before tax	**22**	**124**	**(568)**	**4,816**
Taxation	(22)	(37)	158	(2,498)
Profit for the financial period	-	**87**	**(410)**	**2,318**
Basic earnings per share before exceptionals	-	0.3p	(1.5p)	31.3p
Basic earnings per share on exceptionals	-	-	-	(22.6p)
Basic earnings per share	-	**0.3p**	**(1.5p)**	**8.7p**

Consolidated Balance Sheet (unaudited) – Reconciliation from UK GAAP to IFRS

At 2 May 2004

	UK GAAP As previously reported £000	Opening balance sheet adjustment £000	IAS1 Presentation of financial statements £000	IFRS2 Share-based payments £000	IAS7 Cash & cash equivalents £000	IAS10 Events after the balance sheet date £000
Non-current assets						
Property, plant and equipment	60,479	-	-	-	-	-
Intangible assets	-	-	-	-	-	-
Investment in associates	308	-	-	-	-	-
Available-for-sale financial assets	235	-	-	-	-	-
Deferred tax assets	-	-	-	178	-	-
	61,022	-	-	178	-	-
Current assets						
Inventories	5,996	-	-	-	-	-
Trade and other receivables	10,615	-	-	-	-	-
Financial instruments	-	-	-	-	-	-
Short-term investments	17,739	-	-	-	(17,739)	-
Cash and cash equivalents	2,231	-	-	-	17,739	-
	36,581	-	-	-	-	-
Current liabilities						
Short-term borrowings and overdrafts	(7,650)	-	-	-	-	-
Financial instruments	-	-	-	-	-	-
Trade and other payables	(10,489)	-	-	-	-	-
Current tax liabilities	(1,316)	-	-	-	-	-
Proposed dividend	(3,237)	-	-	-	-	3,237
Provisions	-	-	-	-	-	-
	(22,692)	-	-	-	-	3,237
Net current assets	13,889	-	-	-	-	3,237
Non-current liabilities						
Deferred taxation	(5,723)	-	-	-	-	-
Retirement benefit obligations	-	-	-	-	-	-
Provisions	(407)	-	-	-	-	-
Other liabilities	(798)	-	-	-	-	-
	(6,928)	-	-	-	-	-
Net assets	67,983	-	-	178	-	3,237
Shareholders' equity						
Share capital	2,681	-	-	-	-	-
Share premium	23,052	-	-	-	-	-
Other reserves	42,250	-	-	178	-	3,237
Total equity	67,983	-	-	178	-	3,237

Consolidated Balance Sheet (unaudited) – Reconciliation from UK GAAP to IFRS
At 2 May 2004 - continued

	IAS12 Income taxes £000	IAS19 Retirement benefits £000	IAS19 Employee benefits £000	IAS38 Intangible assets £000	IAS39 Financial instruments £000	Total effect of IFRS transition £000	IFRS Restated £000
Non-current assets							
Property, plant and equipment	-	-	-	(297)	-	(297)	60,182
Intangible assets	-	-	-	297	-	297	297
Investment in associates	-	-	-	-	-	-	308
Available-for-sale financial assets	-	-	-	-	-	-	235
Deferred tax assets	(4,070)	3,794	87	-	11	-	-
	(4,070)	3,794	87	-	11	-	61,022
Current assets							
Inventories	-	-	-	-	-	-	5,996
Trade and other receivables	-	-	-	-	-	-	10,615
Financial instruments	-	-	-	-	-	-	-
Short-term investments	-	-	-	-	-	(17,739)	-
Cash and cash equivalents	-	-	-	-	-	17,739	19,970
	-	-	-	-	-	-	36,581
Current liabilities							
Short-term borrowings and overdrafts	-	-	-	-	-	-	(7,650)
Financial instruments	-	-	-	-	(36)	(36)	(36)
Trade and other payables	-	-	(289)	-	-	(289)	(10,778)
Current tax liabilities	-	-	-	-	-	-	(1,316)
Proposed dividend	-	-	-	-	-	3,237	-
Provisions	-	-	-	-	-	-	-
	-	-	(289)	-	(36)	2,912	(19,780)
Net current assets	-	-	(289)	-	-	2,912	16,801
Non-current liabilities							
Deferred taxation	4,070	-	-	-	-	4,070	(1,653)
Retirement benefit obligations	-	(12,773)	-	-	-	(12,773)	(12,773)
Provisions	-	126	-	-	-	126	(281)
Other liabilities	-	-	-	-	-	-	(798)
	4,070	(12,647)	-	-	(36)	(8,577)	(15,505)
Net assets	-	(8,853)	(202)	-	(25)	(5,665)	62,318
Shareholders' equity							
Share capital	-	-	-	-	-	-	2,681
Share premium	-	-	-	-	-	-	23,052
Other reserves	-	(8,853)	(202)	-	(25)	(5,665)	36,585
Total equity	-	(8,853)	(202)	-	(25)	(5,665)	62,318

Consolidated Balance Sheet (unaudited) – Reconciliation from UK GAAP to IFRS
At 30 October 2004

	UK GAAP		IAS1	IFRS2	IAS7	IAS10
	As previously reported £000	Opening balance sheet adjustment £000	Presentation of financial statements £000	Share-based payments £000	Cash & cash equivalents £000	Events after the balance sheet date £000
Non-current assets						
Property, plant and equipment	**53,359**	(297)	-	-	-	-
Intangible assets	-	297	-	-	-	-
Investment in associates	**286**	-	-	-	-	-
Available-for-sale financial assets	**236**	-	-	-	-	-
Deferred tax assets	-	-	-	(46)	-	-
	53,881	-	-	(46)	-	-
Current assets						
Inventories	**4,982**	-	-	-	-	-
Trade and other receivables	**11,962**	-	-	-	-	-
Financial instruments	-	-	-	-	-	-
Short-term investments	**19,246**	(17,739)	-	-	(1,507)	-
Cash and cash equivalents	**1,868**	17,739	-	-	1,507	-
	38,058	-	-	-	-	-
Current liabilities						
Short-term borrowings and overdrafts	**(6,084)**	-	-	-	-	-
Financial instruments	-	(36)	-	-	-	-
Trade and other payables	**(8,884)**	(289)	-	-	-	-
Current tax liabilities	**(1,816)**	-	-	-	-	-
Proposed dividend	**(1,875)**	3,237	-	-	-	(1,362)
Provisions	-	-	-	-	-	-
	(18,659)	2,912	-	-	-	(1,362)
Net current assets	**19,399**	2,912	-	-	-	(1,362)
Non-current liabilities						
Deferred taxation	**(5,626)**	4,070	-	-	-	-
Retirement benefit obligations	-	(12,773)	-	-	-	-
Provisions	**(343)**	126	-	-	-	-
Other liabilities	**(798)**	-	-	-	-	-
	(6,767)	(8,577)	-	-	-	-
Net assets	**66,513**	**(5,665)**	-	**(46)**	-	**(1,362)**
Shareholders' equity						
Share capital	**2,681**	-	-	-	-	-
Share premium	**23,051**	-	-	-	-	-
Other reserves	**40,781**	(5,665)	-	(46)	-	(1,362)
Total equity	**66,513**	**(5,665)**	-	**(46)**	-	**(1,362)**

Consolidated Balance Sheet (unaudited) – Reconciliation from UK GAAP to IFRS

At 30 October 2004 - continued

	IAS12 Income taxes £000	IAS19 Retirement benefits £000	IAS19 Employee benefits £000	IAS38 Intangible assets £000	IAS39 Financial instruments £000	Total effect of IFRS transition £000	IFRS Restated £000
Non-current assets							
Property, plant and equipment	-	-	-	92	-	(205)	53,154
Intangible assets	-	-	-	(92)	-	205	205
Investment in associates	-	-	-	-	-	-	286
Available-for-sale financial assets	-	-	-	-	-	-	236
Deferred tax assets	(662)	769	(50)	-	(11)	-	-
	(662)	769	(50)	-	(11)	-	53,881
Current assets							
Inventories	-	-	-	-	-	-	4,982
Trade and other receivables	-	-	-	-	-	-	11,962
Financial instruments	-	-	-	-	84	84	84
Short-term investments	-	-	-	-	-	(19,246)	-
Cash and cash equivalents	-	-	-	-	-	19,246	21,114
	-	-	-	-	84	84	38,142
Current liabilities							
Short-term borrowings and overdrafts	-	-	-	-	-	-	(6,084)
Financial instruments	-	-	-	-	36	-	-
Trade and other payables	-	-	167	-	-	(122)	(9,006)
Current tax liabilities	-	-	-	-	-	-	(1,816)
Proposed dividend	-	-	-	-	-	1,875	-
Provisions	-	-	-	-	-	-	-
	-	-	167	-	36	1,753	(16,906)
Net current assets	-	-	167	-	120	1,837	21,236
Non-current liabilities							
Deferred taxation	662	-	-	-	(25)	4,707	(919)
Retirement benefit obligations	-	(2,512)	-	-	-	(15,285)	(15,285)
Provisions	-	(51)	-	-	-	75	(268)
Other liabilities	-	-	-	-	-	-	(798)
	662	(2,563)	-	-	(25)	(10,503)	(17,270)
Net assets	-	(1,794)	117	-	84	(8,666)	57,847
Shareholders' equity							
Share capital	-	-	-	-	-	-	2,681
Share premium	-	-	-	-	-	-	23,051
Other reserves	-	(1,794)	117	-	84	(8,666)	32,115
Total equity	-	(1,794)	117	-	84	(8,666)	57,847

Consolidated Balance Sheet (unaudited) – Reconciliation from UK GAAP to IFRS
At 30 April 2005

	UK GAAP		IAS1	IFRS2	IAS7	IAS10
	As previously reported £000	Opening balance sheet adjustment £000	Presentation of financial statements £000	Share-based payments £000	Cash & cash equivalents £000	Events after the balance sheet date £000
Non-current assets						
Property, plant and equipment	**51,289**	(297)	-	-	-	-
Intangible assets	-	297	-	-	-	-
Investment in associates	**269**	-	-	-	-	-
Available-for-sale financial assets	**77**	-	-	-	-	-
Deferred tax assets	-	-	-	94	-	-
	51,635	-	-	94	-	-
Current assets						
Inventories	**6,082**	-	-	-	-	-
Trade and other receivables	**14,616**	-	-	-	-	-
Financial instruments	-	-	-	-	-	-
Short-term investments	**15,229**	(17,739)	-	-	2,510	-
Cash and cash equivalents	**5,073**	17,739	-	-	(2,510)	-
	41,000	-	-	-	-	-
Current liabilities						
Short-term borrowings and overdrafts	**(2,887)**	-	-	-	-	-
Financial instruments	-	(36)	-	-	-	-
Trade and other payables	**(11,340)**	(289)	-	-	-	-
Current tax liabilities	**(1,618)**	-	-	-	-	-
Proposed dividend	**(3,241)**	3,237	-	-	-	4
Provisions	-	-	(2,054)	-	-	-
	(19,086)	2,912	(2,054)	-	-	4
Net current assets	**21,914**	2,912	(2,054)	-	-	4
Non-current liabilities						
Deferred taxation	**(5,478)**	4,070	-	-	-	-
Retirement benefit obligations	-	(12,773)	-	-	-	-
Provisions	**(2,078)**	126	2,054	-	-	-
Other liabilities	**(399)**	-	-	-	-	-
	(7,955)	(8,577)	2,054	-	-	-
Net assets	**65,594**	**(5,665)**	-	**94**	-	**4**
Shareholders' equity						
Share capital	**2,681**	-	-	-	-	-
Share premium	**23,051**	-	-	-	-	-
Other reserves	**39,862**	(5,665)	-	94	-	4
Total equity	**65,594**	**(5,665)**	-	**94**	-	**4**

Consolidated Balance Sheet (unaudited) – Reconciliation from UK GAAP to IFRS
At 30 April 2005 - continued

	IAS12 Income taxes £000	IAS19 Retirement benefits £000	IAS19 Employee benefits £000	IAS38 Intangible assets £000	IAS39 Financial instruments £000	**Total effect of IFRS transition £000**	**IFRS Restated £000**
Non-current assets							
Property, plant and equipment	-	-	-	167	-	**(130)**	**51,159**
Intangible assets	-	-	-	(167)	-	**130**	**130**
Investment in associates	-	-	-	-	-	-	**269**
Available-for-sale financial assets	-	-	-	-	-	-	**77**
Deferred tax assets	(991)	910	(2)	-	(11)	-	-
	(991)	910	(2)	-	(11)	-	**51,635**
Current assets							
Inventories	-	-	-	-	-	-	**6,082**
Trade and other receivables	-	-	-	-	-	-	**14,616**
Financial instruments	-	-	-	-	88	**88**	**88**
Short-term investments	-	-	-	-	-	**(15,229)**	-
Cash and cash equivalents	-	-	-	-	-	**15,229**	**20,302**
	-	-	-	-	88	**88**	**41,088**
Current liabilities							
Short-term borrowings and overdrafts	-	-	-	-	-	-	**(2,887)**
Financial instruments	-	-	-	-	36	-	-
Trade and other payables	-	-	8	-	-	**(281)**	**(11,621)**
Current tax liabilities	-	-	-	-	-	-	**(1,618)**
Proposed dividend	-	-	-	-	-	**3,241**	-
Provisions	-	-	-	-	-	**(2,054)**	**(2,054)**
	-	-	8	-	36	**906**	**(18,180)**
Net current assets	-	-	8	-	124	**994**	**22,908**
Non-current liabilities							
Deferred taxation	991	-	-	-	(26)	**5,035**	**(443)**
Retirement benefit obligations	-	(2,930)	-	-	-	**(15,703)**	**(15,703)**
Provisions	-	(102)	-	-	-	**2,078**	-
Other liabilities	-	-	-	-	-	-	**(399)**
	991	(3,032)	-	-	(26)	**(8,590)**	**(16,545)**
Net assets	-	**(2,122)**	**6**	-	**87**	**(7,596)**	**57,998**
Shareholders' equity							
Share capital	-	-	-	-	-	-	**2,681**
Share premium	-	-	-	-	-	-	**23,051**
Other reserves	-	(2,122)	6	-	87	(7,596)	**32,266**
Total equity	-	**(2,122)**	**6**	-	**87**	**(7,596)**	**57,998**

Consolidated Statement of Changes in Equity (unaudited) – Reconciliation from UK GAAP to IFRS
For the 26 weeks to 30 October 2004

	UK GAAP		IAS1	IFRS2	IAS7	IAS10
	As previously reported £000	Opening balance sheet adjustment £000	Presentation of financial statements £000	Share-based payments £000	Cash & cash equivalents £000	Events after the balance sheet date £000
At 2 May 2004	**67,983**	(5,665)	-	-	-	-
Profit for the period	**306**	-	-	(65)	-	-
Equity dividends	**(1,875)**	-	-	-	-	(1,362)
Exchange movements	**(39)**	-	-	-	-	-
Movements due to share-based payments	-	-	-	19	-	-
Actuarial losses on pension scheme	-	-	-	-	-	-
Payment for ordinary shares	**10**	-	-	-	-	-
Credit in respect of employee share schemes	**128**	-	-	-	-	-
At 30 October 2004	**66,513**	**(5,665)**	**-**	**(46)**	**-**	**(1,362)**

Consolidated Statement of Changes in Equity (unaudited) – Reconciliation from UK GAAP to IFRS
For the 26 weeks to 30 October 2004 - continued

	IAS12	IAS19	IAS19	IAS38	IAS39		**IFRS**
	Income taxes £000	Retirement benefits £000	Employee benefits £000	Intangible assets £000	Financial instruments £000	**Total effect of IFRS transition £000**	**Restated £000**
At 2 May 2004	-	-	-	-	-	**(5,665)**	**62,318**
Profit for the period	-	(190)	117	-	84	**(54)**	**252**
Equity dividends	-	-	-	-	-	**(1,362)**	**(3,237)**
Exchange movements	-	-	-	-	-	**-**	**(39)**
Movements due to share-based payments	-	-	-	-	-	**19**	**19**
Actuarial losses on pension scheme	-	(1,604)	-	-	-	**(1,604)**	**(1,604)**
Payment for ordinary shares	-	-	-	-	-	**-**	**10**
Credit in respect of employee share schemes	-	-	-	-	-	**-**	**128**
At 30 October 2004	**-**	**(1,794)**	**117**	**-**	**84**	**(8,666)**	**57,847**

Consolidated Statement of Changes in Equity (unaudited) – Reconciliation from UK GAAP to IFRS

For the 52 weeks to 30 April 2005

	UK GAAP As previously reported £000	Opening balance sheet adjustment £000	IAS1 Presentation of financial statements £000	IFRS2 Share-based payments £000	IAS7 Cash & cash equivalents £000	IAS10 Events after the balance sheet date £000
At 2 May 2004	**67,983**	(5,665)	-	-	-	-
Profit for the period	**2,728**	-	-	(163)	-	-
Equity dividends	**(5,115)**	-	-	-	-	4
Exchange movements	**(142)**	-	-	-	-	-
Movements due to share-based payments	-	-	-	257	-	-
Actuarial losses on pension scheme	-	-	-	-	-	-
Payment for ordinary shares	**12**	-	-	-	-	-
Credit in respect of employee share schemes	**128**	-	-	-	-	-
At 30 April 2005	65,594	(5,665)	-	94	-	4

Consolidated Statement of Changes in Equity (unaudited) – Reconciliation from UK GAAP to IFRS

For the 52 weeks to 30 April 2005 - continued

	IAS12 Income taxes £000	IAS19 Retirement benefits £000	IAS19 Employee benefits £000	IAS38 Intangible assets £000	IAS39 Financial instruments £000	**Total effect of IFRS transition** **£000**	**IFRS** **Restated** **£000**
At 2 May 2004	-	-	-	-	-	**(5,665)**	**62,318**
Profit for the period	-	(340)	6	-	87	**(410)**	**2,318**
Equity dividends	-	-	-	-	-	**4**	**(5,111)**
Exchange movements	-	-	-	-	-	-	**(142)**
Movements due to share-based payments	-	-	-	-	-	**257**	**257**
Actuarial losses on pension scheme	-	(1,782)	-	-	-	**(1,782)**	**(1,782)**
Payment for ordinary shares	-	-	-	-	-	-	**12**
Credit in respect of employee share schemes	-	-	-	-	-	-	**128**
At 30 April 2005	-	(2,122)	6	-	87	(7,596)	57,998

For immediate release 18 January 2006

Bespak plc

Interim results for the 26 weeks to 29 October 2005

Bespak (LSE: BPK), a leader in specialty medical devices, today announces its interim results for the 26 weeks to 29 October 2005.

HIGHLIGHTS

- Revenue increased 6% to £41.2m (2004: £38.9m). Respiratory sales grew by 10%.
- Profit before tax and exceptional items increased 3% to £5.8m (2004: £5.7m). After exceptional items associated with closure of the US manufacturing facility in North Carolina, profit before tax increased to £6.8m (2004: £1.8m).
- Earnings per share before exceptional items increased 7% to 16.5p (2004: 15.4p). After exceptional items, earnings per share increased to 20.0p (2004: 0.9p).
- Interim dividend of 7.0p per share to be maintained (2004: 7.0p).
- Following the recommendations from clinical advisory panels in the US and in Europe, Bespak awaits the approval of Exubera®.
- Delivery of key corporate objective in acquisition of King Systems Corporation, a leading US supplier of disposable airway management products, for US$95m.
- Dr. Peter Fellner appointed a non-executive director.

Mark Throdahl, Bespak's Chief Executive, commented:

"Bespak performed in line with expectations during the first half. Respiratory showed strong growth and we await the approval of Exubera®. Our recent acquisition of King Systems moves Bespak into related markets for airway management products which will help generate more consistent future sales and earnings performance."

For further information, please contact:

Bespak plc **Tel: +44 (0) 1908 525240**
Mark Throdahl – Chief Executive
Martin Hopcroft – Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

About Bespak plc
Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the future earnings per share or profits of Bespak will necessarily be greater than the historic published earnings per share.

Bespak plc

Interim results for the 26 weeks to 29 October 2005

OVERVIEW

In the 26 weeks to 29 October 2005, Bespak increased sales of products and services by 6%, generated 3% growth in profit before tax and exceptionals, and increased earnings per share before exceptionals by 7% compared with the corresponding period last year. The Group benefited from continued growth in HFA valve sales as well as the replenishment of the CFC valve supply chain in the US following the FDA's ruling on the phase-out of CFC aerosol formulations. Also, the Group benefited from the inventory building by US customers in advance of closure of our manufacturing facility in Cary, North Carolina.

Sales of products and services increased by 6% to £40.5m (2004: £38.3m) and, including sales of tooling and equipment, revenue increased by 6% to £41.2m (2004: £38.9m). Operating profit before exceptionals increased by 3% to £5.7m (2003: £5.5m). Profit before tax and exceptionals increased by 3% to £5.8m (2004: £5.7m). Earnings per share before exceptionals increased by 7% to 16.5p (2004: 15.4p).

As a result of our ability to sell the building and certain plant and equipment at prices higher than anticipated, together with reduced closure costs, an exceptional gain of £0.9m was booked in our US manufacturing operation in Cary, North Carolina. Consequently, profit before tax increased to £6.8m (2004: £1.8m), whilst earnings per share increased to 20.0p (2004: 0.9p).

The Board is maintaining an interim dividend of 7.0p per share, which is payable on 27 February 2006 to those shareholders on the register on 27 January 2006. The Group's net cash as at 29 October 2005 increased to £18.8m (2004: £15.0m), reflecting lower-than-planned capital expenditure and disposal of certain US assets.

OPERATIONAL REVIEW

Bespak's operations are managed as four divisions: Respiratory, Device and Manufacturing Services, Consumer Dispensers and the recently acquired King Systems Corporation. An update on each is given in turn.

Respiratory

The Respiratory business designs, manufactures and sells metered dose inhaler (MDI) valves, actuators and accessories to deliver respiratory drugs to the lung and nasal mucosa. Sales grew by 10% to £21.3m (2004: £19.4m).

As a result of the Montreal Protocol ozone depletion agreement, the chlorofluorocarbon (CFC) propellant gas used in aerosol asthma formulations is being converted to hydrofluoroalkane (HFA). Over the past 8 years, HFA valves have grown from 10% to 35% of the aerosol asthma market, and the transition to these new formulations has enabled Bespak to become the MDI market leader by value. Bespak has the widest array of HFA valve designs in the industry.

While Europe is largely converted to HFA systems, the US is not. In March 2005, the FDA announced that aerosol albuterol formulations containing CFC cannot be sold after 31 December 2008. Bespak enjoys strong positions in both CFC and HFA valves.

Bespak's valves are under active consideration by a number of current and prospective customers, and we have been particularly encouraged by market reception to our new Easifill™ valve, which was launched for sampling in the period, requires no priming and provides greater dosing accuracy and reduced waste. We believe that we have won valve programmes for more than two-thirds of the HFA formulations approved around the world. Bespak's HFA sales were 60% of its total valve sales (2004: 43%) in the period.

Last year, we announced our intention to develop the capability to industrialise and manufacture rubber seals for our HFA valves. This specialised capability will complement the Group's investments in developing proprietary elastomers, whose supply and intellectual property can best be protected if we manufacture these products ourselves. Based at King's Lynn, this vertical integration programme has made outstanding progress, and we are now manufacturing bulk elastomers for finishing by our suppliers.

In December, Bespak was given the 2005 Frost & Sullivan Award for Technological Innovation. This award is given to a company that has demonstrated technological superiority in its industry. It recognises Bespak's continuous innovations in MDI valves, complemented by its range of manufacturing services to pharmaceutical and healthcare companies.

Device & Manufacturing Services (DMS)

The DMS business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Sales increased by 2% to £16.5m (2004: £16.2m), including the inventory build by US customers in anticipation of the Cary plant's closing. DMS also benefited from growing sales of Innovata's ClickHaler®, under license to UCB, Merck Generics in Europe and Otsuka in Japan. The Group is also developing the manufacturing process for Duohaler®, which is Innovata's next generation device for combination therapies.

In conjunction with Nektar Therapeutics, Bespak is developing the manufacturing process for the inhaler device that will deliver the world's first inhaled insulin, Exubera®. Nektar is collaborating with Pfizer, Inc to develop the inhalation device and formulation process for Exubera®. Bespak is increasingly confident in the prospects for growth from Exubera® and awaits regulatory approval on both sides of the Atlantic.

The European regulatory filing for Exubera® was made in February 2004, and in October 2005 the Committee for Medicinal Products (CHMP) of the EMEA recommended its approval. European Union member states have 90 days to comment. The US regulatory filing for Exubera® was made in March 2005, and in September the FDA's clinical advisory panel recommended approval of this filing. Pfizer has indicated that clinical studies show that Exubera® is at least equivalent to injected insulin but is strongly preferred by patients and has stated that "when approved by regulators, Exubera® will be the most important advance in insulin administration since injections were introduced 80 years ago".

The DMS business continues to bid on a number of new development programmes.

Consumer Dispensers

This business manufactures pumps for consumer household products, toiletries and fragrances. Sales declined by 3% to £2.7m (2004: £2.8m). However, this autumn the division launched a new generation fine mist spray pump which shows considerable promise, as well as recruiting additional commercial personnel to strengthen our customer-facing presence on continental Europe.

King Systems Corporation

On 22 December, Bespak acquired King Systems Corporation, a leading US manufacturer of disposable airway management products, for an aggregate consideration of US$85m (less net debt to be assumed by Bespak), assuming that King's earnings before interest, taxes and depreciation are US$9.3m for the year ended 31 December 2005. A further US$10m in cash will be paid approximately one year from now assuming King's EBITDA grows to US$11m for the year ended 31 December 2006.

King manufactures disposable anaesthesia masks, breathing circuits, and laryngeal tubes. It is a stable business with consistent growth in recent years and strong growth in 2005. King strengthens Bespak's footprint in the large US market and is a complementary business with many manufacturing similarities to the Respiratory and DMS businesses. King's experienced management team, which built the business, is incentivised and committed to stay. King is a platform for future acquisitions in a large and fragmented anaesthesiology and respiratory care disposables markets here and in the US. We will manage King as a stand-alone division of Bespak.

Cary Closure

In September, the Group closed its manufacturing facility in Cary, North Carolina. Over the preceding year, we have worked with customers on the orderly transfer of certain production to our facilities in King's Lynn and Milton Keynes. These transfers were accomplished on time and under budget. In December, the Group completed the sale of the Cary site for US$5.3m and as a result incurred an exceptional gain of US$0.8 million (which is included in the exceptional income) on the provision made one year ago.

DIRECTORS

After completing two complete terms, Sir John Chisholm retired as a non-executive director at the AGM. The Board would like to thank him for his valuable contribution.

In November, we appointed Dr Peter Fellner to the Board. Dr. Fellner is Chairman of Vernalis plc and Astex Therapeutics Ltd. He is a Non-Executive Director of UCB SA, Qinetiq Group plc, Evotec AG and Isis Innovation Ltd. From 1990 to 2003 he was Chief Executive of Celltech Group plc, following which he was Chairman until 2004, when the business was acquired by UCB.

GROWTH STRATEGY

Bespak's strategy is to capitalise on its leading position as a manufacturer of specialty medical devices by growing organically and by acquisition. We believe that the Group can continue to grow market share in MDI valves through its research and development programmes, and we aim to develop several new valve platforms by 2006 and grow the business internationally. We plan to build on past successes in Device & Manufacturing Services by adding new programmes each year.

Our overall objective is to build a strong and consistent sales and earnings track record by complementing organic growth with selective acquisitions that either infill current businesses or take the Group into new, but related, product areas. The acquisition of King Systems in December is an attractive first step in our strategy to diversify into medical devices sold to hospital customers, broadens the Group's business beyond pharmaceutical development programmes, and adds substantially to its scale.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The interim results for the 26 weeks to 29 October 2005 are the first to be prepared under International Financial Reporting Standards. Full details of the changes in accounting policies were published on 13 January 2006 and are available on the Group's website (www.bespak.com).

OUTLOOK

The Board is optimistic about the Group's growth prospects, particularly because of the improved business mix accomplished by the acquisition of King Systems. Three key issues will impact future performance. Firstly, US customers are continuing to develop their marketing plans for the replacement of CFC with HFA in albuterol formulations, and we will continue to benefit from the continued growth in HFA valves. Secondly, Bespak awaits the approval of Exubera® in Europe and the USA. Thirdly, we anticipate continued growth from the acquisition of King Systems.

In the second half, as previously indicated, we anticipate additional expenditure to strengthen the business, cost increases in energy and raw materials, and the reversal of inventory building by customers of previously US-manufactured products transferred to the UK. Nevertheless, we anticipate some improvements to offset these cost pressures.

We have demonstrated our ability to implement growth initiatives and deliver on our strategic objective to acquire a medical device business that sells to non-pharmaceutical customers. The Board has good reason to be positive about the Group's growth prospects.

Mark C. Throdahl
Chief Executive
17 January 2006

Consolidated Income Statement (unaudited)
For the 26 weeks to 29 October 2005

	Note	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Sales of products and services		**40,498**	38,344	77,894
Sales of tooling and equipment		**724**	595	1,492
Revenue	2	**41,222**	38,939	79,386
Operating expenses		**(35,527)**	(33,414)	(68,831)
Exceptional operating income/(expenses)	3	**938**	(3,867)	(6,066)
Operating profit		**6,633**	1,658	4,489
Operating profit before exceptionals		**5,695**	5,525	10,555
Exceptional operating income/(expenses)		**938**	(3,867)	(6,066)
Operating profit		**6,633**	1,658	4,489
Net finance income	4	**138**	156	344
Share of joint ventures and associates		**(7)**	(22)	(17)
Profit before tax		**6,764**	1,792	4,816
Taxation	5	**(1,410)**	(1,540)	(2,498)
Profit for the financial period		**5,354**	252	2,318
Basic earnings per share before exceptionals	6	**16.5p**	15.4p	31.3p
Basic earnings/(loss) per share on exceptionals	6	**3.5p**	(14.5p)	(22.6p)
Basic earnings per share	6	**20.0p**	0.9p	8.7p
Diluted earnings per share before exceptionals	6	**16.3p**	15.2p	30.9p
Diluted earnings/(loss) per share on exceptionals	6	**3.4p**	(14.3p)	(22.4p)
Diluted earnings per share	6	**19.7p**	0.9p	8.5p

All amounts relate to continuing operations.

Consolidated Balance Sheet (unaudited)
At 29 October 2005

	Note	29 October 2005 £000	30 October 2004 £000	30 April 2004 £000
Non-current assets				
Property, plant and equipment		**47,328**	53,154	51,159
Intangible assets		**94**	205	130
Investment in associates		**262**	286	269
Available-for-sale financial assets		**-**	236	77
		47,684	53,881	51,635
Non-current assets held for resale	8	**2,986**	-	-
Current assets				
Inventories		**5,759**	4,982	6,082
Trade and other receivables		**13,905**	11,962	14,616
Financial instruments		**-**	84	88
Cash and cash equivalents		**22,822**	21,114	20,302
		42,486	38,142	41,088
Current liabilities				
Short-term borrowings and overdrafts		**(4,019)**	(6,084)	(2,887)
Financial instruments		**(35)**	-	-
Trade and other payables		**(10,159)**	(9,006)	(11,621)
Current tax liabilities		**(1,436)**	(1,816)	(1,618)
Provisions		**(416)**	-	(2,054)
		(16,065)	(16,906)	(18,180)
Net current assets		**26,421**	21,236	22,908
Non-current liabilities				
Deferred taxation		**(79)**	(919)	(443)
Retirement benefit obligations		**(17,060)**	(15,285)	(15,703)
Provisions		**-**	(268)	-
Other liabilities		**-**	(798)	(399)
		(17,139)	(17,270)	(16,545)
Net assets		**59,952**	57,847	57,998
Shareholders' equity				
Share capital		**2,684**	2,681	2,681
Share premium		**23,191**	23,051	23,051
Retained earnings		**34,077**	32,115	32,266
Total equity		**59,952**	57,847	57,998

The financial statements were approved by the Board on 17 January 2006

Consolidated Cash Flow Statement (unaudited)

For the 26 weeks to 29 October 2005

	Note	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Cash flows from operating activities				
Operating profit before taxation		**6,633**	1,658	4,489
Depreciation and amortisation		**3,477**	3,961	7,637
Impairment (credit)/charge		**(699)**	3,867	3,784
Decrease/(increase) in inventories		**374**	978	(171)
Decrease/(increase) in trade and other receivables		**1,069**	(1,473)	(4,169)
(Decrease)/increase in trade and other payables		**(1,777)**	(1,762)	198
(Decrease)/increase in provisions		**(1,824)**	11	1,887
Other non-cash movements		**139**	265	563
Cash generated from operations		**7,392**	7,505	14,218
Interest paid		**(35)**	(59)	(157)
Tax paid		**(1,644)**	(1,120)	(2,608)
Net cash inflow from operating activities		**5,713**	6,326	11,453
Cash flows from investing activities				
Purchases of property, plant and equipment		**(2,078)**	(1,016)	(2,590)
Proceeds from sale of property, plant and equipment		**398**	-	4
Purchase of other assets		**-**	(8)	-
Disposal of other assets		**82**	-	66
Interest received		**440**	422	900
Net cash used in investing activities		**(1,158)**	(602)	(1,620)
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		**231**	10	12
Equity dividends paid to shareholders		**(3,241)**	(3,237)	(5,111)
Net cash used in financing activities		**(3,010)**	(3,227)	(5,099)
Net increase in cash and cash equivalents	9	**1,545**	2,497	4,734
Effects of exchange rate changes		**(157)**	213	361
Cash and cash equivalents at start of period		**17,415**	12,320	12,320
Cash and cash equivalents at end of period		**18,803**	15,030	17,415
Cash and cash equivalents consist of:				
Cash and cash equivalents		**22,822**	21,114	20,302
Overdrafts and short-term loans		**(4,019)**	(6,084)	(2,887)
		18,803	15,030	17,415

Consolidated Statement of Changes in Equity (unaudited)

For the 26 weeks to 29 October 2005

	Note	**26 weeks to 29 October 2005 £000**	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Total equity at start of period		**57,998**	62,318	62,318
Profit for the period		**5,354**	252	2,318
Exchange differences on translation of foreign subsidiaries		**85**	(39)	(142)
Movements due to share-based payments		**420**	157	397
Actuarial losses on defined benefit pension scheme		**(949)**	(2,291)	(2,546)
Taxation on items taken directly to equity		**285**	687	764
Equity dividends	7	**(3,241)**	(3,237)	(5,111)
Total equity at end of period		**59,952**	57,847	57,998

Notes to the Accounts

1. Basis of preparation and accounting policies

For all periods up to and including the 52 weeks to 30 April 2005, Bespak plc prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (UK GAAP). From 1 May 2005, Bespak plc is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). The first results reported under IFRS are for the 26 weeks to 29 October 2005 and the comparative information is also presented in accordance with IFRS. On 13 January 2006, the Group reported on the impact of IFRS on its results for the 26 weeks to 30 October 2004 and the 52 weeks to 30 April 2005, including the most significant accounting policies. Details are provided in the document 'Adoption of International Financial Reporting Standards (IFRS)' that is available on the Group's website (www.bespak.com) or from the Company Secretary.

The financial information has been prepared in accordance with all IFRS and IFRIC interpretations that had been published by 29 October 2005 and apply to accounting periods beginning on or after 1 May 2005. The standards used are those endorsed by the EU together with those standards and interpretations that have been issued by the IASB but had not been endorsed by the EU by 29 October 2005. The 2004 comparative information has, as permitted by the exemption in IFRS 1, not been prepared in accordance with IAS 32 'Financial instruments: Disclosure and presentation' and IAS 39 'Financial instruments: Recognition and measurement'. Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 May 2005 or that are applicable to later accounting periods but may be adopted early. Therefore, the Group's first full IFRS financial statements to 29 April 2006 may be prepared in accordance with some different accounting policies from the financial information presented here. IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements cannot be determined with certainty and may be subject to change.

This interim report is unaudited and does not constitute audited accounts within the meaning of the Companies Act 1985. The accounts for the year ended 30 April 2005, on which the auditors gave an unqualified audit opinion, were prepared in accordance with UK GAAP and have been filed with the Registrar of Companies.

2. Segmental analysis

Revenue by business	**26 weeks to 29 October 2005 £000**	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Respiratory	**21,331**	19,367	39,681
Device & Manufacturing Services	**16,488**	16,201	32,836
Consumer Dispensers	**2,679**	2,776	5,377
Sales of products and services	**40,498**	38,344	77,894
Sales of tooling and equipment	**724**	595	1,492
	41,222	38,939	79,386

Revenue by destination	**26 weeks to 29 October 2005 £000**	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
United Kingdom	**11,428**	12,776	23,613
United States of America	**16,986**	12,666	27,808
Europe	**9,275**	9,722	20,276
Rest of the World	**3,533**	3,775	7,689
	41,222	38,939	79,386

Revenue by origin	**26 weeks to 29 October 2005 £000**	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
United Kingdom	**37,327**	33,635	67,882
United States of America	**6,812**	8,835	18,923
Total sales	**44,139**	42,470	86,805
Intra-group sales	**(2,917)**	(3,531)	(7,419)
	41,222	38,939	79,386

2. Segmental analysis (continued)

Operating profit by origin	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
United Kingdom			
Operating profit before exceptionals	**4,878**	5,381	9,022
United States of America			
Operating profit before exceptionals	**817**	144	1,533
Exceptional operating income/(expenses)	**938**	(3,867)	(6,066)
	1,755	(3,723)	(4,533)
Group			
Operating profit before exceptionals	**5,695**	5,525	10,555
Exceptional operating income/(expenses)	**938**	(3,867)	(6,066)
	6,633	1,658	4,489

Net operating assets by origin	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
United Kingdom	**55,907**	56,260	55,091
United States of America	**985**	4,323	4,964
Allocated net operating assets	**56,892**	60,583	60,055
Investments	**262**	522	346
Non-current assets held for sale	**2,986**	-	-
Taxation	**(1,515)**	(2,735)	(2,061)
Retirement benefit obligations and provisions	**(17,476)**	(15,553)	(17,757)
Cash and cash equivalents	**18,803**	15,030	17,415
Net assets	**59,952**	57,847	57,998

Exchange rates	26 weeks to 29 October 2005	26 weeks to 30 October 2004	52 weeks to 30 April 2005
Average rate of exchange US$: £1	**1.80**	1.81	1.85
Closing rate of exchange US$: £1	**1.78**	1.83	1.91

3. Exceptional items

	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Exceptional operating income/(expenses)	**938**	(3,867)	(6,066)
Taxation	**-**	-	-
Exceptional items after tax	**938**	(3,867)	(6,066)

The exceptional operating expenses in the 26 weeks to 29 October 2005 comprise the reversal of closure provisions and impairment provisions against the carrying value of the Group's fixed assets in the United States, following closure of the manufacturing facility in North Carolina. The exceptional operating expenses in the 26 weeks to 30 October 2004 comprised an impairment charge for the land and buildings. The exceptional operating expenses in the 52 weeks to 30 April 2005 comprised an impairment charge for the land, buildings, plant and equipment, together with a provision for closure costs.

4. Net finance income

	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Interest receivable	**468**	445	894
Expected return on defined benefit pension scheme assets	**764**	733	1,505
Interest income	**1,232**	1,178	2,399
Interest payable	**(74)**	(83)	(157)
Interest cost on defined benefit pension scheme liabilities	**(1,020)**	(939)	(1,898)
Interest expense	**(1,094)**	(1,022)	(2,055)
Net finance income	**138**	156	344

5. Taxation

The tax charge for the 26 weeks to 29 October 2005 is based on the estimated effective tax rate for the full year.

6. Earnings per share

	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Profit before tax	**6,764**	1,792	4,816
Exceptional operating (income)/expenses	**(938)**	3,867	6,066
Profit before tax and exceptionals	**5,826**	5,659	10,882
Taxation	**(1,410)**	(1,540)	(2,498)
Profit after tax before exceptionals	**4,416**	4,119	8,384
Exceptional operating income/(expenses) after tax	**938**	(3,867)	(6,066)
Profit for the financial period	**5,354**	252	2,318
Weighted average number of ordinary shares in issue (shares)	**26,815,740**	26,805,889	26,805,889
Shares owned by Employee Share Ownership Trusts (shares)	**(16,141)**	(42,664)	(34,114)
Basic average number of ordinary shares in issue (shares)	**26,799,599**	26,763,225	26,771,775
Dilutive impact of share options outstanding (shares)	**346,816**	255,674	353,691
Diluted average number of ordinary shares in issue (shares)	**27,146,415**	27,018,899	27,125,466
Basic earnings per share before exceptional items (pence)	**16.5p**	15.4p	31.3p
Basic profit/(loss) per share on exceptional items (pence)	**3.5p**	(14.5p)	(22.6p)
Basic earnings per share (pence)	**20.0p**	0.9p	8.7p
Diluted earnings per share before exceptional items (pence)	**16.3p**	15.2p	30.9p
Diluted profit/(loss) per share on exceptional items (pence)	**3.4p**	(14.3p)	(22.4p)
Diluted earnings per share (pence)	**19.7p**	0.9p	8.5p

7. Dividends

	26 weeks to 29 October 2005 £000	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Final dividend paid of 12.1p per share (2004: 12.1p)	**3,241**	3,237	3,237
Interim dividend paid of 7.0p per share (2004: 7.0p)	**-**	-	1,874
	3,241	3,237	5,111

An interim dividend of 7.0p per share (2004: 7.0p) is proposed to be paid in respect of the 26 weeks to 29 October 2005.

8. Non-current assets held for resale

The property in North Carolina has been categorised as an asset held for resale, such that depreciation is no longer charged. The property was sold in December 2005 for its carrying value at October 2005 of US$5.3 million (£3.0 million).

9. Reconciliation of net cash flow to movement in net cash

	Cash and cash equivalents £000	Short-term borrowings £000	Total net cash £000
At 1 May 2005	20,302	(2,887)	17,415
Cash flow for the period	2,475	(930)	1,545
Exchange rate adjustments	45	(202)	(157)
At 29 October 2005	**22,822**	**(4,019)**	**18,803**

Net cash inflow from operating activities includes an outflow of £1,352,000 in the 26 weeks to 29 October 2005, an outflow of £nil in the 26 weeks to 30 October 2004 and an outflow of £235,000 in the 52 weeks to 30 April 2005 relating to exceptional operating income/expenses.

10. Transition from UK GAAP to IFRS

The impact of the adoption of IFRS on the income for the 26 weeks to 30 October 2004 and the 52 weeks to 30 April 2005 is as follows:

	26 weeks to 30 October 2004 £000	52 weeks to 30 April 2005 £000
Profit for the financial period (UK GAAP)	306	2,728
Share-based payments	(65)	(236)
Pension charges	(272)	(486)
Holiday pay	167	8
Associates	-	22
Financial instruments	120	124
Deferred taxation	(4)	158
Profit for the financial period (IFRS)	252	2,318

The impact of the adoption of IFRS on total equity at 2 May 2004, at 30 October 2004 and at 30 April 2005 is as follows:

	2 May 2004 £000	30 October 2004 £000	30 April 2005 £000
Total equity (UK GAAP)	67,983	66,513	65,594
Pension deficit	(12,647)	(15,210)	(15,679)
Holiday pay	(289)	(122)	(281)
Proposed dividend	3,237	1,875	3,241
Financial instruments	(36)	84	88
Deferred taxation	4,070	4,707	5,035
Total equity (IFRS)	62,318	57,847	57,998

For immediate release 27 January 2006

Bespak plc

Welcomes European Regulatory Approval of Exubera®

Bespak plc (LSE: BPK), a leader in specialty medical devices, is pleased to note that Pfizer Inc today issued an announcement that the European Commission has approved Exubera® (inhaled human insulin) for the treatment of adults with type 1 and type 2 diabetes. Exubera® is the first non-injectable, inhalable form of insulin to be approved since the discovery of insulin in the 1920s, and represents a major advance in diabetes treatment.

Bespak, in conjunction with Nektar Therapeutics, has developed the manufacturing process for Exubera's inhalation device and the Company will manufacture the device at its purpose designed facility in Milton Keynes.

According to the World Health Organization, diabetes has reached epidemic proportions and affects approximately 48 million people in Europe alone. People with diabetes often suffer from debilitating complications due to uncontrolled blood sugar levels, including heart disease, amputation, blindness and kidney failure. The direct healthcare costs associated with diabetes are estimated to be around $286 billion worldwide, with the majority of these costs linked to treating diabetes-related complications.

Mark Throdahl, Bespak's Chief Executive, said: "We are delighted that Exubera®, a drug with the potential to achieve blockbuster sales, has been approved in Europe and we look forward to the start of commercial production of the drug's delivery device."

Hank McKinnell, Pfizer Chairman and Chief Executive Officer, said: "Exubera® is a major, first-of-its-kind, medical breakthrough that marks another critical step forward in the treatment of diabetes, a disease that has taken an enormous human and economic toll worldwide."

For further information, please contact:

Bespak plc **Tel: +44 (0) 1908 525240**
Mark Throdahl – Chief Executive
Martin Hopcroft – Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc
Bespak, a leader in specialty medical devices, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, disposable face masks, breathing circuits and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

Regulatory Announcement

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Free annual report

bespak

Company	Bespak PLC
TIDM	BPK
Headline	Director/PDMR Shareholding
Released	12:23 27-Jan-06
Number	5591X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R (1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of person discharging managerial responsibilities/director

   Peter Fellner, Director

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   Holding

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   The Dr. Peter Fellner SIPP

8. State the nature of the transaction

   Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

   4,000

10. Percentage of issued class acquired

0.014%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed

N/A

13. Price per share or value of transaction

£5.895 per share

14. Date and place of transaction

26/01/06

15. Total holding following notification and total percentage holding following notification

4,000 shares; 0.014%

16. Date issuer informed of transaction

26/01/06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Matthew Lobo, 01908-525211

Name and signature of duly authorised officer of issuer responsible for making notification

Matthew Lobo, Company Secretary

Date of notification

27/01/06

END

END

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